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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

                          PURSUANT TO SECTION 14(D)(4)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                             THE UNION CORPORATION

                           (Name of Subject Company)

                            ------------------------

                             THE UNION CORPORATION

                      (Name of Person(s) Filing Statement)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.50 PER SHARE

                         (Title of Class of Securities)

                                  906072 10 3

                     (CUSIP number of Class of Securities)

                               WILLIAM B. HEWITT

                                   PRESIDENT

                             THE UNION CORPORATION

                                   SUITE 100

                                211 KING STREET

                        CHARLESTON, SOUTH CAROLINA 29401

                                 (803) 958-3800

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

                                WITH A COPY TO:

                             ROBERT H. HAINES, ESQ.

                        ZIMET, HAINES, FRIEDMAN & KAPLAN

                                460 PARK AVENUE

                            NEW YORK, NEW YORK 10022

                                 (212) 486-1700

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

    The name of the subject company is The Union Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is Suite 100, 211 King Street, Charleston, South Carolina 29401. The title of the class of equity securities to which this statement relates is the Company's Common Stock, par value $.50 per share (collectively, with the Rights (the "Rights") issued pursuant to the Rights Agreement dated as of March 14, 1988, as amended, between the Company and First National Bank of Boston, as Rights Agent (the "Rights Agreement"), the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

    This statement relates to the tender offer (the "Offer") made by Sherman Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Outsourcing Solutions Inc. ("Parent"), a Delaware corporation, disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated December 24, 1997, to purchase all outstanding Shares at a price of $31.50 per Share, net to the seller in cash without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 24, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer Documents").

    The Offer is being made pursuant to a Share Purchase Agreement and Plan of Merger, dated as of December 22, 1997, by and among the Company, Purchaser and Parent (as such agreement may be amended and supplemented from time to time, the "Merger Agreement"), which provides for the making of the Offer by Purchaser, subject to the conditions and upon the terms of the Merger Agreement, and for the subsequent merger of Purchaser with and into the Company (the "Merger").

    Concurrently with the execution of the Merger Agreement, Purchaser and Parent entered into an agreement (the "Tender Agreement") with all of the directors and executive officers (the "Designated Stockholders") of the Company. As of the date hereof, the Designated Stockholders own, in the aggregate, approximately 240,000 Shares, representing approximately 4% of the outstanding Shares. Pursuant to the Tender Agreement, the Designated Stockholders have each agreed to validly tender (and not to withdraw) all of the Shares currently owned or hereafter acquired by each of them prior to the termination of the Merger Agreement, at a price of $31.50 per Share (or any greater amount per Share paid in the Offer) pursuant to and in accordance with the Offer.

    The Purchaser has informed the Company that the principal executive offices of Purchaser are located at 390 South Woods Mill Road, Suite 150, Chesterfield, Missouri 63017.

ITEM 3.  IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b) Certain contracts, agreements, arrangements and understandings and any actual or potential conflict of interest between the Company and certain of its executive officers, directors, and affiliates are described in the Company's Information Statement (the "Information Statement") pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder, which is annexed hereto as Annex A and incorporated herein by reference in its entirety.

    Certain other contracts, agreements and understandings and any actual or potential conflict of interest between the Company and its directors, executive officers and affiliates or between the Company, Purchaser and Parent are set forth below:

    (i) MERGER AGREEMENT. The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and a copy of which has been filed with the Securities and Exchange Commission (the "SEC") as Exhibit
(a) hereto.

    THE OFFER. The Merger Agreement provides that, subject to certain conditions which Purchaser and Parent have expressly reserved the right to waive, Parent shall cause Purchaser to consummate the Offer as
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promptly as reasonably practicable after the date of the Merger Agreement (but in no event later than five business days thereafter). The Merger Agreement provides that the Offer shall remain open for a period of not less than 20 business days. Without the prior written consent of the Company, Purchaser has agreed that it will not (i) decrease the Offer Price, (ii) decrease the number of Shares sought pursuant to the Offer, (iii) impose additional conditions to the Offer, (iv) amend or change the terms and conditions of the Offer in any manner materially adverse to the holders of Shares (other than Parent and Purchaser and its subsidiaries), (v) change the consideration payable in the Offer to anything other than all cash, (vi) reduce the time period during which the Offer shall remain open, or (vii) except as described below, extend the time period during which the Offer shall remain open. Purchaser has agreed, subject to the terms and conditions of the Offer and the Merger Agreement, that, following the satisfaction or waiver of the conditions of the Offer, it will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as soon as permitted pursuant to applicable law.

    Notwithstanding the foregoing, Purchaser and Parent may, without the consent of the Company, (x) extend the Offer beyond the scheduled expiration date and any subsequent scheduled expiration date (but not beyond the date 120 days after commencement of the Offer), if at such date any of the Tender Offer Conditions (as defined in the Merger Agreement and described below) shall not be satisfied or waived, until such time as such conditions are satisfied or waived, and (y) extend the Offer for any period required by any rule, regulation, interpretation or the SEC (but not beyond the date 120 days after commencement of the Offer).

    TENDER OFFER CONDITIONS. Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for any Shares tendered pursuant to the Offer and may terminate or amend the Offer as provided in the Merger Agreement and may delay the acceptance for payment of Shares tendered, if (i) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), shall not have expired or been terminated, (ii) at the expiration of the Offer, the number of Shares validly tendered and not withdrawn shall not represent two-thirds of the total voting power of all outstanding Shares on a fully diluted basis, (iii) Parent shall not have received financing necessary for it and Purchaser to consummate the Offer and the other transactions contemplated by the Merger Agreement in accordance with the terms of the bank commitment letter dated December 22, 1997 to Parent from Goldman Sachs Credit Partners L.P., The Chase Manhattan Bank and Chase Securities Inc. or (iv) at any time after the date of the Merger Agreement and prior to the acceptance for payment of Shares, any of the following events shall occur:

        (a) there shall be instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, (i) challenging or seeking to, or which could reasonably be expected to make illegal, impede, delay or otherwise directly or indirectly materially restrain, prohibit or make more costly the Offer or the Merger or seeking to obtain material damages, (ii) seeking to prohibit or materially limit the ownership or operation by Parent or Purchaser of all or any material portion of the business or assets of the Company or any of its subsidiaries taken as a whole or to compel Parent or Purchaser to dispose of or hold separately all or any material portion of the business or assets of Parent or Purchaser or the Company or any of its subsidiaries taken as a whole or seeking to impose any material limitation by reason of the transactions contemplated by the Merger Agreement on the ability of Parent or Purchaser to conduct its business or own such assets,
    (iii) seeking to impose limitations on the ability of Parent or Purchaser effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Purchaser or Parent on all matters properly presented to the Company's shareholders, (iv) seeking to require divestiture by Parent or Purchaser of any Shares, (v) otherwise directly or indirectly relating to the Offer or the Merger and which, could reasonably be expected to materially adversely affect the Company or any of its subsidiaries or Purchaser or Parent,

                                       2
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    or (vi) otherwise having a material adverse effect on the Company and its subsidiaries taken as a whole;

        (b) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to (i) Parent, Purchaser, the Company or any subsidiary of the Company or (ii) the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act to the Offer or to the Merger, which could reasonably be expected to directly or indirectly, result in any of the consequences referred to in clauses (i) through (vi) of paragraph (a) above;

        (c) any change (other than as a result of general economic conditions) shall have occurred, or Parent shall have become aware of any fact, that is reasonably likely to have a material adverse effect on the Company and its subsidiaries taken as a whole;

        (d) any of the representations or warranties made by the Company in the Merger Agreement that are qualified as to materiality shall be untrue or incorrect in any respect or any of such representations and warranties that are not so qualified shall be untrue or incorrect in any material respect as of the date of the Merger Agreement or immediately prior to Purchaser accepting for payment and paying for the Shares pursuant to the Offer (hereinafter referred to as the "Share Purchase");

        (e) the Company's Board of Directors shall have withdrawn, modified or amended in any respect adverse to Parent or Purchaser its recommendation of the Offer or the Merger, or shall have resolved to do so;

        (f) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or material covenant of the Company to be performed or complied with by it under the Merger Agreement; or

        (g) the Merger Agreement shall have been terminated in accordance with its terms,

which, in the reasonable judgment of Purchaser, makes it inadvisable to proceed with such acceptance for payment or payment.

    The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by any of them, or may be waived by Parent or Purchaser, in whole or in part at any time or from time to time in its discretion subject to the terms and conditions of the Merger Agreement. The failure of Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

    BOARD REPRESENTATION. Promptly upon the Share Purchase, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company (the "Board") as will give Purchaser representation on the Board equal to at least the number of directors which equals the product of the total number of directors on the entire Board (giving effect to the directors elected pursuant to this sentence) and the percentage that such number of Shares so purchased (together with any other Shares otherwise acquired or owned by Parent or Purchaser) bears to the number of Shares outstanding, and the Company shall, at such time, take any and all such action needed to cause Purchaser's designees to be appointed to the Board (including to cause directors to resign).

    Promptly upon the Share Purchase, the Company and the Board shall take such further action as may be requested by Purchaser to cause Purchaser's designees to constitute at least a majority of the Board of Directors of each direct or indirect subsidiary of the Company (other than Allied Bond & Collection Agency, Inc.). Subject to applicable law, the Company shall take all action requested by Parent which is

                                       3
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reasonably necessary to effect any such election, including mailing to its shareholders an Information Statement containing the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company has agreed to make such mailing with the mailing of this Schedule 14D-9 so long as Purchaser shall have provided to the Company on a timely basis all information required to be included in such Information Statement with respect to Purchaser's designees. In furtherance thereof, the Company will increase the size of the Board, or use its reasonable efforts to secure the resignation of directors, or both, as is necessary to permit Purchaser's designees to be elected to the Board. The Merger Agreement provides that, upon the Share Purchase, all directors of the Company, other than Purchaser's designees and two directors of Company, and, unless otherwise agreed, all officers of the Company shall resign.

    THE MERGER. The Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with applicable law, Purchaser shall be merged with and into the Company as soon as practicable following the satisfaction or waiver of certain conditions to the Merger (which conditions are described below under the caption "Conditions to the Merger"). Following the Merger, the separate corporate existence of Purchaser will cease and the Company shall be the surviving corporation in the Merger (the "Surviving Corporation") and shall continue its existence under the laws of Delaware. At the Effective Time (as defined below), the Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation and shall be amended such that it is substantially in the form of the Amended and Restated Certificate of Incorporation attached as an exhibit to the Merger Agreement, the By-Laws of the Purchaser as in effect immediately prior to the Effective Time shall be the By-Laws of the Surviving Corporation, and the directors and officers of Purchaser immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation until their respective successors are duly elected and qualified. Each share of the capital stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation, which will thereupon become a direct wholly owned subsidiary of Parent. The parties to the Merger shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a duly executed certificate of merger, as required by the General Corporation Law of the State of Delaware (the "Delaware GCL"), and the Merger shall become effective upon such filing or at such time thereafter as is provided in the certificate of merger (referred to herein as the "Effective Time").

    CONSIDERATION TO BE PAID IN THE MERGER. Pursuant to the Merger Agreement, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held by Purchaser, by Parent or in the treasury of the Company, all of which Shares will be cancelled and none of which shall receive any payment with respect thereto, and (ii) Shares held by shareholders who perfect their appraisal rights under the Delaware GCL ("Dissenting Shares")), shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and represent the right to receive in cash an amount per Share equal to $31.50 (or any greater amount per Share paid in the Offer), without interest.

    TERMINATION OF STOCK OPTIONS AND STOCK OPTION PLANS. Pursuant to the Merger Agreement, the Board adopted appropriate resolutions and authorized the Company to take all actions necessary to obtain the consent of each holder of an outstanding option to purchase Shares ("Options") to the effect that, upon the Share Purchase, each Option, whether or not then vested or exercisable, shall no longer be exercisable for the purchase of Shares but shall entitle each holder thereof, in cancellation and settlement therefor, to a payment in cash (subject to any applicable withholding taxes, the "Cash Payment"), equal to the product of (x) the total number of Shares subject to such Option as to which such Option could have been exercised and (y) the excess of $31.50 per share (such amount, or any greater amount per Share paid pursuant to the Offer, being hereinafter referred to as the "Per Share Amount") over the exercise price per Share subject to such Option, each such Cash Payment to be paid to each holder (or, without duplication, the beneficial owner) of an outstanding Option on the date of the Share Purchase. Pursuant to the Merger Agreement,

                                       4
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all stock option plans of the Company (the "Stock Plans") shall terminate as of the Effective Time and the provisions in any other employee benefit plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be deleted as of the Effective Time, and the Company shall ensure that following the Effective Time no holder of an Option or any participant in any Stock Plan shall have any right thereunder to acquire any capital stock of the Company, Parent or the Surviving Corporation. The Company will ensure that neither the Company nor any of its subsidiaries is or will be bound by any Options, other options, warrants, rights or agreements which would entitle any person, other than Parent or its affiliates, to own any capital stock of the Surviving Corporation or any of its subsidiaries or to receive any payment in respect thereof.

    STOCKHOLDER MEETING. The Merger Agreement provides that if required by applicable law to consummate the Merger, the Company shall, promptly following the Share Purchase, call, convene and hold a special meeting of its stockholders (the "Stockholders Meeting") for the purpose of adopting the Merger Agreement and the transactions contemplated thereby.

    The Merger Agreement provides that if stockholder approval of the Merger is required by law, as promptly as practicable following the Share Purchase, the Company will prepare and file a preliminary proxy statement with the SEC and will use its best efforts to respond to the comments of the SEC in connection therewith and to furnish all information required to prepare the definitive proxy statement (including, without limitation, financial statements and supporting schedules and certificates and reports of independent public accountants). Promptly following the Share Purchase, if required by the Delaware GCL in order to consummate the Merger, the Company will cause the definitive proxy statement to be mailed to the shareholders of the Company and, if necessary, after the definitive proxy statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material and, if required in connection therewith, resolicit proxies. The Company has agreed to use its reasonable best efforts to solicit from its stockholders proxies, and to take all other action necessary and advisable, to secure the vote of stockholders required by applicable law to obtain the approval for the Merger Agreement and the Merger. Subject to certain limited exceptions to the Company's obligation not to solicit Acquisition Proposals (as defined in the Merger Agreement), the Company has agreed that it will include in any such proxy statement the recommendation of its Board that holders of Shares approve and adopt the Merger Agreement and approve the Merger. If Purchaser acquires at least two-thirds of the outstanding Shares, Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger.

    Notwithstanding the foregoing, in the event Purchaser acquires at least 90% of the outstanding Shares, the Company has agreed, subject to certain conditions, to take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company's shareholders, in accordance with Section 253 of the Delaware GCL.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by the Company with respect to corporate existence and good standing, capital structure, subsidiaries, indebtedness, corporate authorization, absence of changes, filings with the SEC, consents and approvals, no violations of laws or of material contracts, employee benefits, labor, litigation, taxes, compliance with applicable laws, environmental matters, intellectual property, title to properties, insurance, financial statements, undisclosed liabilities, finders' fees and other matters.

    Purchaser and Parent have also made certain representations and warranties with respect to corporate existence and good standing, corporate authorization, financial statements, consents and approvals, no violations of laws or of material contracts, availability of financing to consummate the Offer and the Merger, litigation and other matters.

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    CONDUCT OF BUSINESS AND OTHER COVENANTS PENDING THE MERGER.  Pursuant the
Merger Agreement, the Company has agreed that, except as otherwise consented to or approved in writing by Parent (which consent or approval shall not be unreasonably withheld or delayed), during the period from the date of the Merger Agreement until the closing of the Merger (the "Closing"), or, if sooner, the termination of the Merger Agreement:

        (a) the Company and each of its subsidiaries shall conduct their respective businesses substantially in the same manner as conducted prior to the date of the Merger Agreement, and shall not engage in any transaction or activity, enter into any agreement or commitment (or materially amend any agreement or commitment existing on the date of the Merger Agreement), except (i) in the ordinary course of business and consistent with past practices or pursuant to an agreement to which the Company or any of its subsidiaries was a party on the date of the Merger Agreement, (ii) which would not be reasonably likely to have a Material Adverse Effect (as defined in the Merger Agreement) on the Company and its subsidiaries, taken as a whole, (iii) as contemplated by the Merger Agreement or (iv) as previously disclosed to Parent and Purchaser in the Merger Agreement;

        (b) neither the Company nor any of its subsidiaries, except as otherwise permitted by or disclosed in the Merger Agreement, shall (i) intentionally take any action which would cause, or intentionally omit to take any reasonable action that in all likelihood would prevent, any of its representations and warranties contained in the Merger Agreement which are qualified as to materiality to fail to be true and correct in any respect or any representation or warranty not so qualified to fail to be true and correct in all material respects, as if such representations and warranties were deemed to be made at and as of the Closing (except to the extent expressly made only as of a different date), (ii) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or make any material investment in any other entity which is not a wholly-owned affiliate of the Company, (iii) acquire any material assets or properties or dispose of, mortgage or encumber any of its material assets or properties (except in each case in the ordinary course of business and consistent with past practice or pursuant to an agreement in effect on the date of the Merger Agreement), (iv) make or commit to make any capital expenditures in excess of $150,000, (v) make any change in its accounting principles, except as may be required by generally accepted accounting principles or regulations of the SEC, (vi) sell or pledge or agree to sell or pledge any stock owned by it in any of its subsidiaries, (vii) except to the extent required under existing employee and director benefit plans, agreements or arrangements as in effect on the date of the Merger Agreement, increase the compensation or fringe benefits of any of its directors, officers or employees, except for increases in salary, wages or commissions of employees of the Company or its subsidiaries who are not officers of the Company in the ordinary course of business in accordance with past practice, or grant any severance or termination pay not currently required to be paid under existing severance plans or agreements or enter into any employment, consulting or severance agreement or arrangement with any present or former director, officer or other employee of the Company or any of its subsidiaries, or establish, adopt, enter into or amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees, (viii) except for transactions between the Company and subsidiaries or in the ordinary course of business, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of, encumber or subject to any lien, any material assets or incur or modify any indebtedness or other liability (other than indebtedness incurred under the Amended and Restated Credit Agreement dated December 31, 1994, between the Company and Bank of Boston, Connecticut (the "Existing Credit Facility"); PROVIDED that there shall not be any material increase in the amounts outstanding under the Existing Credit Facility, other than in the ordinary course of business, or otherwise as an accommodation, except for guarantees by Company of obligations of subsidiaries or guarantees by subsidiaries of obligations of subsidiaries, become responsible for the obligations of any person or, other than in the

                                       6
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    ordinary course of business consistent with past practice, make any loan or other extension of credit except for intercompany transactions between Company and subsidiaries and between subsidiaries, (ix) agree to the settlement of any material claim or litigation (including, but not limited to, any claim or litigation in respect of, related to or arising out of any environmental laws or environmental matters), (x) make any material tax election or settle or compromise any material tax liability, (xi) permit any insurance policy naming it as beneficiary or a loss payable payee to be cancelled without notice to Parent, except for the cancellation of insurance policies required to be maintained by third parties for the benefit of the Company or any subsidiary of which such cancellation neither the Company nor any subsidiary has notice, (xii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries not constituting an inactive subsidiary (other than the Merger), or (xiii) agree, in writing or otherwise, to take any of the foregoing actions;

        (c) neither the Company nor any of its subsidiaries will (i) change or amend its Certificate of Incorporation or By-laws, (ii) issue or sell any shares of its capital stock (other than shares issuable upon exercise of currently outstanding options), or issue options (other than automatic issuances pursuant to the terms of a plan as in effect on the date of the Merger Agreement), warrants to purchase, or rights to subscribe to, any shares of its capital stock, or enter into any arrangement with respect to any of the foregoing, or (iii) make any other material changes in its capital structure, other than dividends and other intercompany transfers, allocations and transactions in the ordinary course of business between any wholly-owned subsidiary and the Company or any other wholly-owned subsidiary;

        (d) except as previously disclosed to Parent, the Company will use all reasonable efforts to preserve the business, business organization and good will of the Company and each of its subsidiaries, keep in place their present executive officers and key employees, and preserve their present relationships with persons having business dealings with them;

        (e) the Company will use all commercially reasonable efforts to maintain, and cause each of its subsidiaries to maintain, insurance substantially at current levels on all property, real, personal and mixed, owned or leased by them;

        (f) the Corporation will use its best efforts to duly comply, and cause each of its subsidiaries to duly comply, in all material respects with all laws applicable to them and their respective properties, operations, business and employees, except where the failure to do so is not reasonably likely to have a Material Adverse Effect on the Company;

        (g) the Company will duly file all reports required to be filed by it with the SEC pursuant to the Exchange Act and will submit copies thereof to Parent simultaneously with the time of filing thereof;

        (h) the Company shall not redeem the Rights or amend (other than to delay the Distribution Date (as defined in the Rights Agreement)) or to render the Rights inapplicable to the Offer and the Merger) or terminate the Rights Agreement prior to the Effective Time without the consent of the Parent unless required to do so by a court of competent jurisdiction; and

        (i) the Company will not declare, pay or set aside for payment any dividend or distributions, including a distribution of rights, in respect of its capital stock or redeem, purchase or otherwise acquire any shares of its capital stock, except as contemplated by the Merger Agreement, in connection with the cancellation or exercise of stock options, or any such dividends, distributions or payments made by or to any subsidiary.

    NO SOLICITATION; ACQUISITION PROPOSALS. The Merger Agreement provides that the Company and its affiliates and each of their respective officers, directors, employees, representatives and agents shall immediately cease any discussions or negotiations with any other parties that may be ongoing with respect to any Acquisition Proposal (as defined below). Neither the Company nor any of its affiliates, shall, directly

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or indirectly, take (and the Company shall not authorize or permit its affiliates, officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants or other agents or affiliates, to so take) any action to (i) encourage, solicit or initiate the making of any Acquisition Proposal, (ii) enter into any agreement with respect to any Acquisition Proposal, or (iii) participate in any way in discussions or negotiations with, or furnish or disclose any information to, any person (other than Parent or Purchaser or their representatives) in connection with, or take any other action to facilitate any inquiries or the making of any proposal (including without limitation by taking any action (except as required by the Merger Agreement) that would make the Rights Agreement, Section 203 of the Delaware GCL or the provisions of Article FIFTH of the Company's Certificate of Incorporation inapplicable to an Acquisition Proposal) that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; PROVIDED, HOWEVER, that the Company, in response to an unsolicited Acquisition Proposal and in compliance with certain disclosure obligations under the Merger Agreement (as more fully described below), may participate in discussions or negotiations with or furnish information to any third party which proposes a transaction which the Board reasonably determines will result in a Superior Proposal (as defined below) if the Board believes (and has been advised in writing by independent outside counsel) that failing to take such action would constitute a breach of its fiduciary duties under applicable law. In addition, neither the Board nor any committee thereof shall (x) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval and recommendation of the Offer and the Merger Agreement or (y) approve or recommend, or propose to approve or recommend, any Acquisition Proposal, provided that the Company may recommend to its shareholders an Acquisition Proposal and in connection therewith withdraw or modify its approval or recommendation of the Offer or the Merger if (i) the Board has determined that the Acquisition Proposal is a Superior Proposal, (ii) all the conditions to the Company's right to terminate the Merger Agreement pursuant to clause (e) of the section hereunder entitled "Termination and Abandonment" below have been satisfied (including the expiration of the three day period described therein and the payment of the Termination Fee (as defined below) and all other amounts required to be paid pursuant to the Merger Agreement), (iii) simultaneously with such withdrawal, modification or recommendation, the Merger Agreement is terminated in accordance with its terms, and (iv) the Acquisition Proposal does not provide for any breakup fee or other inducement to the acquiror other than reimbursement of out of pocket expenses incurred in connection with such Acquisition Proposal.

    As used herein and in the Merger Agreement, "Acquisition Proposal" shall mean any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a substantial amount of assets of the Company or any of its subsidiaries or of over 10% of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of the Company or any of its subsidiaries, any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement, or any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or which would reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated hereby. As used herein and in the Merger Agreement, "Superior Proposal" shall mean a BONA FIDE proposal made by a third party to acquire all of the outstanding Shares pursuant to a tender offer, a merger or a sale of all of the assets of the Company (x) on terms which a majority of the members of the Board determines in its good faith reasonable judgement (based on the advice of independent outside financial and legal advisors) to be more favorable to the Company and its stockholders than the transactions contemplated by the Merger Agreement, (y) for which in the good faith reasonable judgement of the Board adequate financing or other consideration is then available and (z) which does not provide for any breakup fee or other inducement to the acquiror other than reimbursement of documented out-of-pocket expenses incurred in connection with the Superior Proposal.

    In addition to the obligations of the Company set forth above, the Company has agreed that, on the date of receipt thereof, the Company shall advise Parent of any request for information or of any Acquisition Proposal, or any inquiry or proposal with respect to any Acquisition Proposal, and the material terms and conditions of such request or takeover proposal.

    CONDITIONS TO THE MERGER. The respective obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction or waiver (subject to applicable law) at or prior to the Effective Time of each of the following conditions:

        (a) to the extent required by applicable law, the Merger Agreement and the Merger shall have been approved and adopted by holders of the requisite number of outstanding Shares entitled to vote in accordance with applicable law (if required by applicable law) and the Company's Certificate of Incorporation and By-Laws;

        (b) any waiting period (and any extension thereof) under the HSR Act applicable to the Merger shall have expired or been terminated;

        (c) no preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits the consummation of the Merger and the transactions contemplated by the Merger Agreement and which is in effect at the Effective Time; PROVIDED, HOWEVER, that, in the case of a decree, injunction or other order, each of the parties shall have used reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any decree, injunction or other order that may be entered; and

        (d) no statute, rule, regulation, executive order, decree or order of any kind shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits the consummation of the Merger or has the effect of making the purchase of the Shares illegal.

    TERMINATION AND ABANDONMENT. The Merger Agreement may be terminated prior to the Share Purchase and the Merger may be abandoned after the Share Purchase:

        (a) by mutual written consent of the Company, on the one hand, and of Parent and Purchaser, on the other hand;

        (b) by either Parent, on the one hand, or the Company, on the other hand, if any governmental or regulatory agency shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for Shares pursuant to the Offer and such order, decree or ruling or other action shall have become final and nonappealable;

        (c) by Parent, on the one hand, or the Company, on the other hand, if the Share Purchase shall not have occurred within 120 days after commencement of the Offer, unless the Share Purchase shall not have occurred because of a material breach of any representation, warranty, obligation, covenant, agreement or condition set forth in the Merger Agreement on the part of the party seeking to terminate the Merger Agreement;

        (d) by Parent, in the event of a breach by the Company of any representation, warranty, covenant or agreement contained in the Merger Agreement which (A) would give rise to the failure of a condition set forth in clauses (d) or (f) of the section hereunder entitled "Tender Offer Conditions" above, and (B) cannot or has not been cured prior to the earlier of (i) 15 days after the giving of written notice of such breach to the Company and (ii) two business days prior to the date on which the Offer expires;

        (e) by either Parent, on the one hand, or the Company, on the other hand, if the Board determines that an Acquisition Proposal constitutes a Superior Proposal and the Board believes (and has been advised by independent outside counsel) that a failure to terminate the Merger Agreement and enter into an agreement to effect the Superior Proposal would constitute a breach of its fiduciary duties; PROVIDED, HOWEVER, the Company may not terminate the Merger Agreement pursuant to this clause (e) unless and until three days have elapsed following delivery to Parent of a written notice of such determination by the Board and during such three day period the Company has fully cooperated with the Parent, including, without limitation, informing the Parent of the terms and conditions of such Superior Proposal with the intent of enabling both parties to agree to a modification of the terms and conditions of the Merger Agreement so that the transactions contemplated thereby may be effected; and PROVIDED FURTHER that at the end of such three day period the Board determines that the Acquisition Proposal constitutes a Superior Proposal and the Board continues to believe (and has again been advised by independent outside counsel) that a failure to terminate the Merger Agreement and enter into an agreement to effect the Superior Proposal would constitute a breach of its fiduciary duties; PROVIDED FURTHER that the Merger Agreement shall not terminate pursuant to this clause (e) unless (i) prior to such termination Parent has received all fees and expenses set forth in the Merger Agreement and described below under the section hereof entitled "Payment of Certain Fees and Expenses Upon Termination" by wire transfer in same day funds and (ii) simultaneously with such termination the Company enters into a definitive acquisition, merger or similar agreement to effect the Superior Proposal which acquisition agreement (x) permits the Company to terminate the acquisition agreement in the event the Board determines to effect a transaction with Parent and (y) does not provide for breakup fee or other inducement to the acquiror other than reimbursement of documented out of pocket expenses incurred in connection with such Superior Proposal; or

        (f) by the Company, in the event of a breach by the Parent or Purchaser of any representation, warranty, covenant or agreement contained in the Merger Agreement which cannot or has not been cured within 15 days after the giving of written notice of such breach to the Parent and Purchaser, except, in any case where such failure is not reasonably likely to affect adversely Parent's or Purchaser's ability to complete the Offer and/or Merger.

    In the event of the termination of the Merger Agreement pursuant to the terms described above by Parent or Purchaser, on the one hand, or the Company, on the other hand, written notice thereof shall forthwith be given to the other party or parties specifying the provision of the Merger Agreement pursuant to which such termination is made, and the Merger Agreement shall become void and have no effect, and there shall be no liability thereunder on the part of Parent, Purchaser or the Company, except that certain provisions of the Merger Agreement relating to confidentiality and certain fees and expenses shall survive any termination of the Merger Agreement. Nothing in the foregoing provisions shall relieve any party to the Merger Agreement of liability for breach of the Merger Agreement.

    PAYMENT OF CERTAIN FEES AND EXPENSES UPON TERMINATION. Except as provided in the next succeeding sentence, all costs and expenses incurred in connection with the Merger Agreement and the consummation of the transactions contemplated thereby shall be paid by the party incurring such costs and expenses. If the Merger Agreement is terminated: (i) by Parent because of an event set forth in clause (e) of the section hereunder entitled "Tender Offer Conditions" above;
(ii) by Parent or the Company in accordance with the terms of clause (e) of the section hereunder entitled "Termination and Abandonment" above; or (iii) by the Company pursuant to the terms of clause (c) of the section hereunder entitled "Termination and Abandonment" above, if, prior to such termination, the Company shall have directly or indirectly notified any of its stockholders that a third party has made an Acquisition Proposal or a third party shall have announced an Acquisition Proposal, and within twelve months after such termination, the Company or any of its subsidiaries enters into an agreement with respect to any merger or any other business combination, sale or other disposition of any material amount of assets, sale of shares of capital stock which would give the acquirors not less than 10% of the issued Shares, a tender offer or exchange offer or similar transaction involving the Company or one or more of its subsidiaries accounting for more than 10% of the Company's consolidated income in its prior fiscal year (a "Third Party Acquisition"), or a Third Party Acquisition occurs within twelve months after the Company's termination of the Merger Agreement pursuant to clause (c) of the section hereunder entitled "Termination and Abandonment" above, involving any such party (or any affiliate or associate thereof) (x) with whom the Company or any subsidiary (or their respective representatives) during the term of the Merger Agreement had any discussions with respect to a Third Party Acquisition, (y) to whom the Company or any subsidiary (or any of their respective representatives) during the term of the Merger Agreement furnished information with respect to or with a view toward a Third Party Acquisition, or (z) who during the term of the Merger Agreement had submitted a proposal or expressed any interest publicly or to the Company or any subsidiary (or their respective representatives) in a Third Party Acquisition, which Third Party Acquisition contemplates a direct or indirect consideration for Shares in excess of the Merger Consideration (as defined in the Merger Agreement), in the case of each of the foregoing clauses (x), (y) and (z) prior to such termination, then the Company shall (except as required to be earlier paid in accordance with the Merger Agreement) pay to Parent in same day funds $7,700,000.00, which shall be deemed to include reimbursement for all out-of-pocket fees and expenses incurred by Parent or on its behalf in connection with the transactions contemplated by the Merger Agreement.

    INDEMNIFICATION AND INSURANCE. The Merger Agreement provides that from and after the Share Purchase, Parent shall cause the Company to (i) maintain in effect in its Certificate of Incorporation the provisions with respect to the indemnification set forth in Article VII of its Certificate of Incorporation as in effect at the Share Purchase, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals (or their estates) who at the date of the Merger Agreement and/or as of the closing of the Share Purchase are or were directors, officers, employees or agents of the Company or its subsidiaries, unless such modification is required by law and
(ii) maintain in effect for a period of six (6) years from the Share Purchase each indemnification agreement in effect (as of such date) between the Company or any of its subsidiaries and officers and directors of the Company and its subsidiaries, which indemnification agreements shall not be amended or modified during such period in any manner that would adversely affect the rights of the individuals who are parties thereto. Prior to the Share Purchase, the Company shall purchase a six year "tail" insurance policy with its current insurance carrier substantially identical in all respects to the Company's directors' and officers' liability insurance coverage in effect at the time of the execution of the Merger Agreement (and providing for certain minimum liability coverage and reinstatement options as set forth in the Merger Agreement) covering those persons who at such time were covered by the Company's directors' and officers' liability insurance policy.

    AMENDMENT. Subject to applicable law, the Merger Agreement may be amended, modified or supplemented only by the mutual written agreement of the parties thereto at any time prior to the Effective Time with respect to any of the terms contained therein except that certain provisions relating to certain payments triggered upon the consummation of the Offer, certain employee benefits and indemnification and insurance shall not be amended or supplemented to the detriment of any intended third party beneficiary thereof without the express written consent of such beneficiary.

    COMPENSATION AND EMPLOYEE BENEFITS. Pursuant to the Merger Agreement, until the first anniversary of the Effective Time, (i) Parent shall ensure that all employees and officers of the Company and its subsidiaries receive compensation and benefits in the aggregate substantially comparable to the compensation and benefits received by such individuals immediately prior to the date of the Merger Agreement. Notwithstanding the foregoing, following the Effective Time, the Parent may terminate the employment of any employee (subject to the payment of severance benefits payable to the employee in connection with such termination), and (ii) Parent shall keep in effect all severance policies that are applicable to employees and officers of the Company and its subsidiaries immediately prior to the date of the Merger Agreement. Following the Effective Time, for purposes of eligibility and vesting, Parent shall honor all service credit accrued by the employees, officers and directors of the Company and its subsidiaries under all employee benefit plans up to (and including) the Effective Time.

    CERTAIN "CHANGE OF CONTROL" AND SEVERANCE PAYMENTS. The Merger Agreement provides that, contemporaneous with the Share Purchase, Parent shall make or cause the Company and each of its subsidiaries to make all payments which are required to be made on or after such time under any agreement in effect on the date of the Merger Agreement between the Company or any of such subsidiaries and any officer or other employee thereof as a result of a "change of control" (as defined in any such agreement) having occurred or as a result of the termination of such officer's or employee's employment. For a description of certain "change of control" arrangements between the Company and certain of its executive officers, see the section entitled "Executive Compensation-Employment Agreements and Change in Control Arrangements" in the Information Statement, which is annexed hereto as Annex A and incorporated herein by reference.

    OTHER COVENANTS. Pursuant to the Merger Agreement, each party has agreed to cooperate with each other and to take all reasonable actions that may be necessary or desirable to consummate as soon as practicable the transactions contemplated by the Merger Agreement including, without limitation, (i) furnishing to each other, or reviewing, the information relating to each of them required by applicable statutes, rules and regulations for the purpose of preparing the Offer Documents, (ii) preparing and filing all requisite applications, documents and notifications (including filing with the Federal Trade Commission and the Department of Justice the Notification and Report Forms under the HSR Act and cooperating with each other with respect to the filing of any additional information with respect thereto) in connection with the transactions contemplated by the Merger Agreement required by applicable law,
(iii) responding as promptly as practicable to all inquiries in connection therewith, (iv) removing or satisfying, if reasonably practicable, any objections to the validity or legality of the Share Purchase, and (v) satisfying the conditions to the consummation of the Share Purchase set forth in the Merger Agreement.

    TIMING. The exact timing and details of the Share Purchase and the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Purchaser pursuant to the Offer. Although Parent has agreed to cause the Share Purchase and the Merger to be consummated on the terms and subject to the conditions set forth above, there can be no assurance as to the timing of the Share Purchase or the Merger, or that either the Share Purchase or the Merger will be consummated.

    (ii) TENDER AGREEMENT.

    The following is a summary of the material terms of the Tender Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit (b) hereto.

    TENDER OF SHARES. Each of the Designated Stockholders has agreed to validly tender (and not to withdraw), in a timely manner and in accordance with the terms of the Offer, the Shares held by such stockholder and the Rights associated therewith (including any Shares acquired by such stockholder after the date of the Tender Agreement). As of the date of the Merger Agreement, the Designated Stockholders collectively own approximately 240,000 Shares, constituting approximately 4% of the outstanding Shares on such date.

    VOTING OF SHARES. Until the first to occur of the Effective Time and the termination of the Tender Agreement, at any meeting of the stockholders of the Company or in connection with any written consent of stockholders of the Company, each Designated Stockholder has agreed that such stockholder shall vote (or cause to be voted) all Shares held by such stockholder (i) in favor of the Merger and each of the other actions contemplated thereby, (ii) against any action that would result in a breach by the Company of any covenant, representation, warranty or other obligation of the Company under the Merger Agreement, and

(iii) against certain other actions, including any action that could reasonably be expected to or is intended to interfere with, delay or otherwise adversely affect the Share Purchase, the Merger, or any transactions contemplated by the Merger Agreement.

    RESTRICTIONS ON TRANSFER. Until the termination of the Tender Agreement, no Designated Stockholder shall, directly or indirectly: (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any agreement, arrangement or understanding with respect to, or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such stockholder's Shares or any interest in those Shares, (ii) except as contemplated by the Tender Agreement, grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares, or (iii) take any action that would have the effect of preventing or disabling such stockholder from performing its obligations under the Tender Agreement.

    TERMINATION. The Tender Agreement shall terminate upon the termination of the Merger Agreement pursuant to its terms (as described in the section "Termination and Abandonment" above).

    (iii) OPTION EXCHANGE AGREEMENTS. The Board of Directors has authorized the Company, promptly following the date of the Merger Agreement, to enter into agreements (the "Option Exchange Agreements") with all of the Company's directors and executive officers and employees of the Company and its subsidiaries who hold options to purchase Shares. These agreements are expected to provide that each such person shall agree to the cancellation of his or her respective options in consideration for a cash payment, to be made at or prior to the Share Purchase, in an amount equal to the product of (a) the excess of the Offer Price (or any greater amount per Share paid in the Offer) over the applicable per share exercise price of the relevant option, and (b) the number of Shares subject to such option, net of applicable withholding taxes.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATION.

    On December 22, 1997, the Board of Directors unanimously approved the Merger Agreement and the transactions contemplated thereby in all respects, and determined that each of the Offer and the Merger is fair to, and in the best interest of, the stockholders of the Company. THE BOARD RECOMMENDS THAT ALL HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    (b) BACKGROUND; OPINION OF FINANCIAL ADVISOR; REASONS FOR RECOMMENDATION.

Background.

    Pursuant to an engagement letter dated September 15, 1997, the Company retained CIBC Oppenheimer Corp. ("Oppenheimer") as its financial adviser in connection with the Merger. Oppenheimer issued its written opinion dated December 22, 1997, that, based upon and subject to the various considerations set forth therein, the proposed merger consideration is fair to the stockholders of the Company from a financial point of view. No limitations were imposed by the Company upon Oppenheimer with respect to investigations made or procedures followed by Oppenheimer in rendering its opinion.

    THE FULL TEXT OF OPPENHEIMER'S OPINION DATED DECEMBER 22, 1997, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN BY OPPENHEIMER, IS ATTACHED HERETO AS EXHIBIT (C). The Company's shareholders are urged to read the opinion in its entirety. Oppenheimer's opinion is addressed to the company's board, is directed only to the fairness of the merger consideration and does not constitute a recommendation to any shareholder of the company as to whether or not shareholders should tender their common shares pursuant to the offer. The summary set forth in this Schedule 14D-9 of the Oppenheimer opinion is qualified in its entirety by reference to the full text of the opinion attached hereto as Exhibit (c).

    Oppenheimer's relationship with the Company started in July 1994, when the Company and Oppenheimer entered into an agreement for Oppenheimer to act as the Company's exclusive financial advisor. On June 4, 1996, the Company announced publicly that Oppenheimer had been retained as financial advisor to explore strategic alternatives to maximize shareholder value. Oppenheimer suggested a sale of the Company as the preferred alternative. A large scale marketing effort was begun during the months of June, July, August and September. Approximately 200 candidates were approached during this time with 100 candidates signing Confidentiality Agreements. On behalf of the Company, Oppenheimer received 17 indications of interest with 12 advancing to the next round following a request for new bids. This narrowing of bidders, during the months of August and September 1996, was followed by a period where each bidder was given a chance to conduct due diligence. All 12 conducted preliminary legal and environmental due diligence with three dropping out. Nine were invited to management presentations during the months of September, October and November; two declined and seven parties attended the management presentations. Ultimately, one bidder offered a price of $28.00 per share, 95% ($26.60) cash and 5% stock, and proceeded to go forward on diligence and drafting of a proposed agreement. The proposed transaction was terminated in early to mid-1997 following a reduction by the bidder of the proposed offering price and certain other conditions deemed not to be in the best interest of the stockholders of the Company. Thereafter, all marketing efforts relating to a sale of the Company were terminated. In September 1997, Parent, one of the original 12 bidders, made an unsolicited indication to Oppenheimer of its interest in the Company. The Company thereafter commenced negotiations with Parent and on December 22, 1997, the Board held a special meeting in which its financial and legal advisors participated and at which the Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Opinion of Financial Advisor.

    In connection with rendering its opinion dated December 22, 1997, Oppenheimer reviewed among other things: (a) the Merger Agreement; (b) the Tender Agreement; (c) audited consolidated financial statements and management's discussion and analysis of the financial condition and results of operations for the Company for the three fiscal years ended June 30, 1997; (d) certain other publicly available business and financial information relating to the Company;
(e) certain internal financial analyses, budgets, projections and forecasts for the Company, prepared by and reviewed with the management of the Company; (f) the views of senior management of the Company of the past and current business operations, results thereof, financial condition and future prospects; (g) a comparison of certain financial information for the Company, in each case with similar information for certain other companies considered comparable to the Company; (h) the financial terms of certain recent business combinations in the accounts receivable industry; (i) the current market environment generally and the accounts receivable environment in particular; and (j) such other information, financial studies, analyses and investigations and financial, economic and market criteria as Oppenheimer considered appropriate in the circumstances.

    The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Oppenheimer believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses set forth in its opinion. In addition, Oppenheimer considered the results of all such analyses and did not assign relative weights to any of the analyses, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Oppenheimer's view of the actual value of the Company or the combined entity.

    The following is a summary of the analyses presented by Oppenheimer to the Company's Board in connection with Oppenheimer's written opinion dated December 22, 1997, the date the Company's Board of Directors approved the Offer and the
Merger:

Comparable Company Analysis. Using publicly available information, Oppenheimer compared selected financial information for the Company with similar information for eight selected comparable companies in the receivables management industry. However, no company is exactly comparable. Oppenheimer notes that of the group of selected companies, two companies are pure play collection companies: FCA International ("FCA") and the NCO Group ("NCO"). FCA is a Canadian company in financial difficulty, while NCO recently completed an initial public offering and has a limited history of operations and is thinly traded. For each of these companies, Oppenheimer calculated, among other things, return on average assets, return on average equity, price/book, market capitalization/revenues, price/earnings per share ("EPS") for the latest twelve months ended September 30, 1997 ("LTM"), forecasted 1997 and forecasted 1998, and compared the results of these calculations to calculations made by Oppenheimer for the Company.

    This analysis showed, as of December 15, 1997, that the Company had a return on average assets of 6.73%, above the group average of 6.23%. The Company's return on average equity of 12.36% is below the group average of 17.55%. The Company's price/book and market capitalization/revenues of 2.19x and 1.31x are both below the group averages of 4.90x and 5.15x, respectively. In addition, the Company's EPS for the LTM, 1997 and 1998 of 20.59x, 15.47x and 13.56x, respectively, are all below the group's averages of 27.30x, 23.88x and 18.33x respectively. Further, the trailing twelve months earnings before interest, taxes, depreciation and amortization ("EBITDA") and net income margins for the Company of 15.81% and 6.82% are both below the comparable group mean of 26.61% and 15.69%.

Discounted Cash Flow Analysis. Using a discounted cash flow analysis, Oppenheimer estimated the present value of the future streams of after-tax cash flows that the Company could produce through June 30, 2002. In this analysis, Oppenheimer estimated the terminal value multiple of cash flows to be a range from 9 to 12 times the Company's estimated after-tax cash flows for the twelve months ended June 30, 2002. This range of multiples reflects Oppenheimer's estimate of reasonable market expectations for trading values in the future. The after-tax cash flows and terminal values were discounted to present values using different rates (ranging from 11%-16%) chosen to reflect different assumptions regarding the required rates of return. The Company's weighted average cost of capital is approximately 11%, but Oppenheimer believes 15%-16% is more reasonable given market expectations. Oppenheimer prepared a discounted cash flow analysis, using the Company's earning estimates for 1998. Fiscal year 1999 was derived by taking the average net income margins for the last 6 months of forecasted 1998 (with a 5% reduction) multiplied by forecasted operating revenues minus corporate expense. Fiscal year 2000 to fiscal year 2002 is assumed to grow at that same rate. This analysis, using a 15% and 16% discount rate, indicated an implied range of values of the Company ranging from $157.4 million to $152.1 million.

Comparable Transactions Analysis. Oppenheimer compared the financial terms of the Merger to the financial terms, to the extent publicly available, of seven transactions Oppenheimer believed to be comparable for purposes of determining the imputed values of the Share Purchase and the Merger.

    The seven recent acquisitions involving companies providing accounts receivable management services included the following: Allied Bond & Collection Agency/The Union Corporation; Payco American Corporation/OSI Holdings Corporation (now known as Outsourcing Solutions Inc.); National Revenue/ Deluxe Corp.; National Action Financial Services/Sitel Corp.; Trans Union Corp. (Collections Division)/ NCO; Management Adjustment Bureau/NCO and CRW Financial, Inc. (Collections Division)/NCO.

    For each of these transactions, Oppenheimer reviewed firm value/trailing twelve months multiples to sales, earnings before interest and taxes ("EBIT") and EBITDA. Oppenheimer calculated the Company's firm value/trailing twelve months multiples to sales, EBIT and EBITDA to be 1.5, 9.2 and 11.9, respectively. The comparable accounts receivable companies reviewed by Oppenheimer had a mean firm value/ trailing twelve months multiples to sales, EBIT and EBITDA of 1.1, 6.6 and 12.8, respectively. In addition, for each of these transactions, Oppenheimer calculated the high, mean, median, and trimmed mean of offer value/trailing twelve months multiples to net income and book value and compared the results of these calculations to calculations made by Oppenheimer for the proposed Merger. The Company's offer value/trailing twelve months multiples to net income and book value of 22.7 and 2.7, respectively, were both lower than the comparable accounts receivable companies of 23.2 and 8.2, respectively.

    The purchase price of $31.50 per share is above the mean and median averages for both the imputed firm value and the imputed equity value. The offer price is nearly 11% higher than the mean imputed firm value and over 28% greater than the median imputed firm value. The mean imputed equity value is $31.39, while the median imputed equity value of the Company is $27.54, 14.4% lower than the $31.50 purchase price.

    In performing its analyses, Oppenheimer made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Oppenheimer are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely to enable Oppenheimer to render its December 22, 1997 written opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold.

    In determining the valuation for the Company, Oppenheimer also considered these valuation factors: 1) History of Sales Process: Oppenheimer conducted two separate exclusive sales efforts for the Company. Approximately seventy parties were contacted during the first exclusive sales effort which started in 1994. The bids that were received were not deemed acceptable by management and the Board of Directors. Approximately two hundred parties were contacted for the second exclusive sale effort conducted during 1996. More than half of the seventeen parties that submitted bids dropped out due to concerns relating to environmental matters. The one party that was selected to proceed ultimately lowered its bid because of concerns relating to environmental matters, and the transaction was terminated due to concerns relating to environmental matters and price issues. 2) Environmental Matters: The Company has accrued approximately $4 million for future liabilities relating to environmental matters. A large number of potential bidders in the previous sales processes either dropped from the bidding process or deeply discounted their bids due to varying estimates on future liabilities relating to environmental matters. 3) Corporate History: The Company has a history of uneven earnings growth and periodic write-offs, prior to fiscal year 1996. Moreover, the initial terms of several of the Company's large call center outsourcing contracts are scheduled to expire within eighteen months.

    The Company's Board retained Oppenheimer based upon its experience and expertise. Oppenheimer is a nationally recognized investment banking and advisory firm. Oppenheimer, as part of its investment banking business, is continuously engaged in the valuation of business and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the course of its market making and other trading activities, Oppenheimer may, from time to time, have a long or short position in, and may buy or sell, securities of the Company both for its own account and for the accounts of customers.

    As compensation for Oppenheimer's services as financial advisor, the Company has agreed to pay Oppenheimer a fee equal to $4,250,000, plus reasonable out-of-pocket expenses. The Company has been informed that, of this amount, a research analyst formerly employed by Oppenheimer and currently employed by Lazard Freres & Co. LLC will be entitled to 10% of the net fee paid by the Company to Oppenheimer.

Reasons for Recommendation.

    In reaching its conclusions set forth in Item 4(a), above, the Board of Directors considered a number of factors, including, without limitation, the following:

        (i) the opinion of Oppenheimer, described above, to the effect that, as of the date of Oppenheimer's opinion, the consideration to be received by the stockholders of the Company in the Offer and the Merger is fair, from a financial point of view, to the stockholders of the Company;

        (ii) a review of the financial condition, results of operations, business and prospects of the Company;

        (iii) the terms and conditions of the Merger Agreement, including the Offer, and the Tender Agreement;

        (iv) a review of the possible alternatives to the Offer and the Merger, including, among others, the possibility of continuing to operate the Company as an independent entity; and

        (v) the trading price of the Shares, and that the $31.50 price per share to be paid to the stockholders of the Company in the Offer and the Merger represents a premium of approximately 14.5% over the closing price for the Shares on The New York Stock Exchange on December 22, 1997, the last trading day prior to the public announcement of the Merger Agreement.

    In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors found it impracticable to, and did not, quantify or otherwise attempt to assign relative weight to the specific factors considered in reaching its determination.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company retained Oppenheimer on an exclusive basis for the purpose of
(i) identifying and analyzing strategic financial alternatives for the Company including, but not limited to, a sale of the Company; (ii) advising the Company concerning an appropriate course of action which would be in the best interests of the Company; and (iii) as requested by the Company, participating on the Company's behalf in negotiations concerning such alternatives. The agreement pursuant to which the Company retained Oppenheimer, as amended (the "Oppenheimer Agreement"), provides that Oppenheimer is to receive a fee for its services in the amount of $4,250,000, plus reasonable out-of-pocket expenses. Twenty percent of the aggregate fee payable to Oppenheimer under the Oppenheimer Agreement was paid on the signing of the Merger Agreement, with the balance to be paid upon the consummation of the Share Purchase. The Oppenheimer fee paid to date and payable on the Share Purchase (other than $250,000 which was paid in respect of the Oppenheimer opinion delivered to the Board) is contingent upon the completion of the Share Purchase. The Company has been informed that 10% of the net fee payable to Oppenheimer under the Oppenheimer Agreement will be paid to a research analyst formerly employed by Oppenheimer and currently employed by Lazard Freres & Co. LLC.

    The Company has agreed to indemnify and hold harmless Oppenheimer against any losses, claims, damages or liabilities to which it may become subject arising out of the rendering of services pursuant to the Oppenheimer Agreement and to reimburse Oppenheimer for its reasonable out-of-pocket expenses incurred during the period of its engagement.

    Neither the Company nor any person acting on its behalf has employed, retained or compensated, nor does the Company intend to employ, retain or compensate, any other person to make solicitations or recommendations to the stockholders of the Company in connection with the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) To the best of the Company's knowledge, no transactions in Shares have been effected within the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company except for (i) the Designated Stockholders entering into the Tender Agreement, and (ii) the exercise on December 1, 1997 by Nicholas P. Gill, an executive officer of the Company, of options to purchase 2,000 Shares under a stock option granted on June 4, 1987 and scheduled to expire on December 3, 1997.

    (b) To the best of the Company's knowledge, all of the Company's executive officers and directors currently intend to tender their Shares pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

    (a) Except as described in Item 3 above, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (3) a tender offer for, or other acquisition of, securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth in Items 3(b) and 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    The information statement attached as Annex A hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    (a) Share Purchase Agreement and Plan of Merger, dated as of December 22, 1997, among the Company, Parent and Purchaser.

    (b) Agreement, dated as of December 22, 1997, among Parent, Purchaser and the stockholders named therein.

    (c) Opinion of CIBC Oppenheimer Corp. dated December 22, 1997.*

    (d) Letter to stockholders of the Company dated December 23, 1997.*

    (e) Press release issued by the Company on December 23, 1997.

------------------------

*   Included in copies mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                THE UNION CORPORATION

                                BY:             /S/ NICHOLAS P. GILL
                                     -----------------------------------------
                                                  Nicholas P. Gill
                                     EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL
                                          OFFICER, SECRETARY AND TREASURER

Dated: December 24, 1997

                                                                         ANNEX A

                             THE UNION CORPORATION

                                  211 King Street
                                   Suite 100
                        Charleston, South Carolina 29401

                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                OF 1934, AS AMENDED, AND RULE 14(F)-1 THEREUNDER

                            ------------------------

    This Information Statement is being mailed on or about December 24, 1997 as part of The Union Corporation's (the "Company's") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the Company's common stock, par value $.50 per share (the "Shares"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Sherman Acquisition Corporation ("Acquisition"), a wholly-owned subsidiary of Outsourcing Solutions Inc. ("Parent"), to seats on the Company's Board of Directors (the "Board"). You are urged to read this Information Statement carefully. You are not, however, required to take any action.

    The Share Purchase Agreement and Plan of Merger dated as of December 22, 1997 among the Company, Parent and Acquisition (the "Merger Agreement") provides that, promptly upon the Share Purchase (as defined in the Merger Agreement), Acquisition shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as shall give Acquisition, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), representation on the Board of at least the number of directors which equals the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by a fraction, the numerator of which shall be the number of Shares accepted for payment and paid for pursuant to the Offer or otherwise acquired or owned by Acquisition or Parent and the denominator of which shall be the number of Shares then outstanding. The Company shall promptly increase the size of the Board or exercise all reasonable efforts to secure the resignations of such number of directors as is necessary to provide Acquisition with such level of representation and shall cause Acquisition's designees to the Board (the "Acquisition Designees") to be elected. In addition, the Board shall, upon request by Acquisition, take such further action to cause the Acquisition Designees to constitute at least a majority of the Board of Directors of each of the Company's direct or indirect subsidiaries other than Allied Bond & Collection Agency, Inc. ("Allied Bond"). This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder.

    Pursuant to the Merger Agreement, on December 24, 1997 Parent commenced the Offer. The Offer is scheduled to expire at 12:00 midnight, New York City time, on January 23, 1998, unless extended pursuant to the terms of the Offer. The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Schedule 14D-9.

    The information contained in this Information Statement concerning Acquisition and the Acquisition Designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                    INFORMATION WITH RESPECT TO THE COMPANY

    The outstanding voting securities of the Company as of December 22, 1997, consisted of 5,802,641 shares of common stock, par value $.50 per share (the "Common Stock") and each such share is entitled to one vote.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information as of December 22, 1997 as to the beneficial ownership of the Common Stock by (i) each person known by the Company to own beneficially more than 5% of the issued and outstanding shares of Common Stock, (ii) all directors of the Company, (iii) the Named Executives Officers (as defined in the Summary Compensation Table under the caption Executive Compensation contained herein), and (iv) all executive officers and directors of the Company as a group:

                                                                                    NUMBER AND PERCENTAGE OF
                                                                                   SHARES BENEFICIALLY OWNED
                                                                           ------------------------------------------
BENEFICIAL OWNER                                                           NUMBER OF SHARES(1)   PERCENT OF CLASS(2)
-------------------------------------------------------------------------  -------------------  ---------------------
5% STOCKHOLDERS

Southeastern Asset Management, Inc.......................................         1,201,200(3)             20.7%
6075 Poplar Avenue, Suite 900
Memphis, Tennessee 38119

Schwerin Boyle Capital Management, Inc...................................           948,460(4)             16.3%
1391 Main Street
Springfield, Massachusetts 01103

Quest Advisory Corp......................................................           396,800(5)              6.8%
1414 Avenue of the Americas
New York, New York 10019

John D. Weil.............................................................           360,000(6)              6.2%
200 N. Broadway, Suite 825
St. Louis, Missouri 63102

Dimensional Fund Advisors Inc............................................           297,900(7)              5.1%
1299 Ocean Avenue, 11th Floor
Santa Monica, California 90401

NAMED EXECUTIVES AND DIRECTORS

Melvin L. Cooper.........................................................           165,276(8)              2.8%

Herbert A. Denton........................................................               -0-                   *

Gordon S. Dunn...........................................................           110,000                 1.9%

Nicholas P. Gill.........................................................            51,500                   *

William B. Hewitt........................................................           170,000                 2.9%

Robert A. Kerr...........................................................            27,190(9)                *

George M. Macaulay.......................................................            73,384(10)             1.3%

Robert A. Marshall.......................................................               -0-                   *

James M. McCormick.......................................................               -0-                   *

                                                                                    NUMBER AND PERCENTAGE OF
                                                                                   SHARES BENEFICIALLY OWNED
                                                                           ------------------------------------------
BENEFICIAL OWNER                                                           NUMBER OF SHARES(1)   PERCENT OF CLASS(2)
-------------------------------------------------------------------------  -------------------  ---------------------
James C. Miller III......................................................            16,200(11)               *

Herbert R. Silver........................................................            24,000(12)               *

ALL DIRECTORS AND EXECUTIVE OFFICERS, AS A GROUP (13 PERSONS)............           687,550                11.8%

------------------------

*    Less than 1%

(1) Unless otherwise indicated, each of the parties listed in the table has sole investment and voting power over the shares of Common Stock set forth opposite their names. The number of shares indicated includes in each case the number of shares of Common Stock issuable upon the exercise of options to the extent that such options are currently exercisable. For purposes of this table, options are deemed to be "currently exercisable" if they may be exercised within sixty days of this Information Statement, including certain options that will become exercisable upon a change of control, which includes the Share Purchases.

(2) Based on 5,802,641 shares issued and outstanding and entitled to vote December 22, 1997. In addition, treated as outstanding for the purpose of computing the percentage ownership of each director or executive officer and of all directors and officers as a group are shares of Common Stock issuable to such individual or group upon the exercise of currently exercisable options to purchase shares of Common Stock.

(3) According to Amendment No. 8 to Schedule 13G, dated January 31, 1997, filed with the Securities and Exchange Commission ("SEC") by Southeastern Asset Management, Inc. ("Southeastern"), O. Mason Hawkins, the Chairman of the Board and Chief Executive Officer of Southeastern, Longleaf Partners Fund ("Longleaf Fund") and Longleaf Partners Small-Cap Fund ("Longleaf Small-Cap Fund"), (i) Southeastern has sole power to vote and dispose of 619,000 shares, shares power to vote and dispose of 579,200 shares and possesses no power to vote or dispose of 3,000 shares, (ii) Longleaf Fund shares power to vote and dispose of 279,200 shares but does not have the sole power to vote or dispose of any shares and (iii) Longleaf Small-Cap Fund shares power to vote and dispose of 300,000 shares but does not have the sole power to vote or dispose of any shares. The Amendment further states that, with respect to shares as to which Southeastern shares voting and dispositive powers, certain of such shares are owned by Longleaf Fund and certain of such shares are owned by Longleaf Small-Cap Fund, each of which is a series of Longleaf Partners Fund Trust, an open-end management investment company. Mr. Hawkins, as Chairman of the Board and Chief Executive Officer of Southeastern, may be deemed to have the ability to exert control over Southeastern. Mr. Hawkins disclaims beneficial ownership of the Company's shares held by Southeastern.

(4) According to Amendment No. 4 to Schedule 13G, dated March 28, 1997, filed with the SEC by Schwerin Boyle Capital Management, Inc. ("Schwerin Boyle"), Schwerin Boyle has sole power to dispose of 948,460 shares and the sole power to vote 75,000 shares.

(5) According to Amendment No. 2 to Schedule 13G, dated February 14, 1996, filed with the SEC by Quest Advisory Corp. ("Quest") and Charles M. Royce, as a group, Quest has sole power to vote and dispose of 396,800 shares. The Schedule also reports that Charles M. Royce may be deemed to be the controlling person of Quest and, as such, may be deemed to beneficially own the 396,800 shares beneficially owned by Quest.

(6) According to Amendment No. 2 to Schedule 13D, dated July 15, 1997, filed with the SEC, all 360,000 shares of Common Stock of the Company are owned by Woodbourne Partners, L.P. ("Woodbourne"). On November 1, 1996, all of the shares previously reported as beneficially owned by Mr. Weil, members of his family, family trusts or the partnership controlled by Mr. Weil were transferred to Woodbourne. The Schedule 13D further states that Mr. Weil has sole power to vote or dispose of all of the shares of the Company's Common Stock which are held by Woodbourne since he is the sole shareholder of the corporate general partner of Woodbourne.

(7) According to Amendment No. 2 to Schedule 13G, dated February 5, 1997, filed with the SEC by Dimensional Fund Advisors Inc. ("Dimensional"), Dimensional has sole power to vote 238,100 shares and sole power to dispose of 297,900 shares. Dimensional disclaims beneficial ownership of such shares. The Schedule 13G further states that individuals who are officers of Dimensional also serve as officers of DFA Investment Dimensions Group Inc. (the "DFA Fund") and The DFA Investment Trust Company (the "DFA Trust"), each an open-end management investment company, and in their capacities as officers of the DFA Fund and the DFA Trust, such individuals have the power to vote 20,700 additional shares owned by the DFA Fund and 39,100 shares owned by the DFA Trust.

(8) Includes (i) 5,800 shares held in Mr. Cooper's profit sharing plan and (ii) 109,476 shares held by the trustees of a revocable trust of which Mr. Cooper is the sole beneficiary and a co-trustee.

(9) Includes 2,000 shares owned by Mr. Kerr's wife and 1,000 shares held in Mr. Kerr's HR-10 Plan.

(10) Includes 2,400 shares owned jointly by Mr. Macaulay and his wife and 1,650 shares held in Mr. Macaulay's account in the profit sharing plan of a wholly-owned subsidiary of the Company.

(11) Includes 5,700 shares owned jointly by Mr. Miller and his wife.

(12) Includes 1,000 shares owned by Mr. Silver's wife.

                        DIRECTORS AND EXECUTIVE OFFICERS

    CURRENT DIRECTORS. The information set forth below, furnished to the Company by the respective individuals, shows as to each director of the Company
(i) his name and age; (ii) his principal position with the Company and principal occupation or employment and (iii) the year in which he began to serve as a director of the Company. No family relationship exists among any of the executive officers and directors of the Company, except that Herbert Silver is the brother of Bernard Silver, Co-Chairman of Allied Bond.

                                                                                                                  DIRECTOR
NAME                                                  AGE                    PRINCIPAL OCCUPATION                   SINCE
------------------------------------------------      ---      ------------------------------------------------  -----------

Melvin L. Cooper................................          70   Chairman of the Board of the Company                    1984

Herbert A. Denton...............................          50   President of Providence Capital, Inc.                   1997

Gordon S. Dunn..................................          67   Chairman of Transworld Systems Inc. (a                  1991
                                                               subsidiary of the Company)

William B. Hewitt...............................          59   President and Chief Executive Officer of the            1991
                                                               Company; Chairman and Chief Executive Officer of
                                                               Capital Credit Corporation, Interactive
                                                               Performance, Inc. and High Performance Services,
                                                               Inc. (each a subsidiary of the Company)

Robert A. Kerr..................................          77   Retired; formerly Chairman and Chief Executive          1984
                                                               Officer of Banc One, Dayton, Ohio

Robert A. Marshall..............................          56   Consultant; formerly Executive Vice President of        1997
                                                               Advanta Corp. and President of Credit Card
                                                               Division of Advanta Corp.

James M. McCormick..............................          50   President of First Manhattan Consulting Group,          1997
                                                               Inc.

James C. Miller III.............................          55   Counselor, Citizens for a Sound Economy (a              1991
                                                               not-for-profit corporation); formerly Director
                                                               of the Federal Office of Management and Budget

Herbert R. Silver...............................          62   Co-Chairman of Allied Bond & Collection Agency,         1992
                                                               Inc. (a subsidiary of the Company)

               BIOGRAPHICAL INFORMATION OF THE CURRENT DIRECTORS

    MESSRS. COOPER, KERR AND MILLER have each been engaged in the principal occupation identified above for more than the past five years. Mr. Cooper is also a director of Golden Cycle Gold Corporation. Mr. Kerr is also a director of First Bank, N.A. ("First Bank") of Beaufort, South Carolina and of First Bank Corporation, the parent of First Bank. Mr. Miller is also a director of Atlantic Coast Airlines, Inc. and Washington Mutual Investors, Inc.

    MR. SILVER served as Co-Chairman and Co-Chief Executive Officer of Allied Bond, a subsidiary of the Company, from December 1992, when the Company acquired substantially all of the assets and assumed certain liabilities of Allied Bond & Collection Agency, a Pennsylvania general partnership (the "Partnership"), until June 30, 1997. Mr. Silver continues to serve as Co-Chairman of Allied Bond. For more than five years prior to December 1992, he and his brother, Bernard Silver, served as general partners of the Partnership, which they founded in 1958. Pursuant to the terms of the purchase agreement, Herbert R. Silver was elected to the Board of Directors of the Company, and the Company agreed that, for so long as either Herbert R. Silver or Bernard Silver is employed by Allied Bond under their respective employment agreements, the Company would include one of them as a nominee for election to the Board of Directors.

    MR. DUNN has served as Chairman of Transworld Systems Inc. ("TSI"), a subsidiary of the Company, since July 1, 1994. Prior to becoming Chairman, Mr. Dunn served as President and Chief Executive Officer of TSI since 1978.

    MR. HEWITT became Chairman and Chief Executive Officer of Capital Credit Corporation ("CCC"), a subsidiary of the Company, in September 1991, Chairman and Chief Executive Officer of Interactive Performance, Inc. ("IPI"), a subsidiary of the Company, in November 1995 and Chairman and Chief Executive Officer of High Performance Services, Inc. ("HPSI"), a subsidiary of the Company, in May 1996. Effective July 1, 1997, Mr. Hewitt was appointed President and Chief Executive Officer of the Company and prior to that he served as President and Chief Operating Officer of the Company since May 1995. From 1980 until joining CCC, Mr. Hewitt was Executive Vice President of First Manhattan Consulting Group, Inc. ("FMCG"), a management consulting firm.

    MR. DENTON has been the President of Providence Capital, Inc., an independent National Association of Securities Dealers' registered broker, for at least the last five years. He is also a director of Capsure Holdings Corp.

    MR. MARSHALL currently serves as a consultant to the banking industry. For at least the last five years he served as Executive Vice President of Advanta Corp. ("Advanta") and as President of Advanta's Credit Card division. Mr. Marshall also serves as a director of Arcadia Financial, Inc.

    MR. MCCORMICK has been President and a member of FMCG's Board of Directors for at least the last five years.

                       EXECUTIVE OFFICERS OF THE COMPANY

    Messrs. Cooper, Dunn, Hewitt, Nicholas P. Gill (Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the Company), George M. Macaulay (President and Chief Executive Officer of TSI), Herbert R. Silver, Bernard Silver (Co-Chairman of Allied Bond and President of IPI) and Sheldon Zucker (President and Chief Executive Officer of Allied Bond) are members of the Company's Executive Management Group and constitute all of the executive officers of the Company. Mr. Gill, age 42, became Executive Vice President of the Company effective July 1, 1997 and has served as Vice President of the Company since January 1995, as Chief Financial Officer of the Company since February 1991 and as Treasurer and Secretary since 1989, and served as Controller from 1986 through 1990. Mr. Macaulay, age 57, was appointed President and Chief Executive Officer of TSI in November 1996 and, prior thereto, he had been President of TSI since July 1, 1994. He was Vice President of TSI from 1989 to June 30, 1994, President of the Credit Management Services division of TSI since 1988 and Vice President of such division prior thereto. Bernard Silver, age 59, currently Co-Chairman of Allied Bond, served as Co-Chairman and Co-Chief Executive Officer and Secretary of Allied Bond from December 1992 until June 30, 1997 and President of IPI since November 1995. Prior to December 1992, he was a general partner of the Partnership. Mr. Zucker, age 49, became President and Chief Executive Officer of Allied Bond effective July 1, 1997, and he has held the positions of Executive Vice President and Chief Operating Officer of Allied Bond since December 1992. For more than five years prior thereto, he was the Chief Operating Officer of the Partnership.

    ACQUISITION DESIGNEES. Certain of the following persons will be designated by Acquisition to serve on the Board. The information set forth below shows as to each Acquisition Designee (i) his name and age and (ii) his principal occupation or employment. The current business address for each Acquisition

Designee listed below is 390 South Woods Mill Road, Suite 150, Chesterfield, MO 63017, unless otherwise set forth herein. The information set forth below has been furnished to the Company by Parent and the Company assumes no responsibility for the accuracy or completeness of such information.

                                                                          PRESENT PRINCIPAL OCCUPATION
                                                                        OR EMPLOYMENT, MATERIAL POSITIONS
NAME                                            AGE                      HELD DURING THE PAST FIVE YEARS
------------------------------------------      ---      ---------------------------------------------------------------

Jeffrey E. Stiefler.......................          51   Chairman of the Board of Directors of Parent since January
                                                         1996. From June 1993 to September 1995, Mr. Stiefler was
                                                         President and Director of American Express Company, where he had previously served in various capacities since 1983,
                                                         including President and Chief Executive Officer of IDS
                                                         Financial Services. Prior to joining Parent, Mr. Stiefler held various positions with the Meritor Financial Group, including
                                                         Chairman of the Meritor Savings Bank Florida and the Meritor
                                                         Savings Bank Washington, D.C., and Citicorp, including Vice
                                                         President and Regional Business Manager of the New York Banking
                                                         Division and Senior Vice President and Regional Business
                                                         Manager of Nationwide Financial Services. Mr. Stiefler is an
                                                         Operating Partner of McCown De Leeuw & Co. Mr. Stiefler
                                                         currently serves as a director of National Computer Systems and chairman of International Data Response Corporation.

Timothy G. Beffa..........................          46   President, Chief Executive Officer and director of Parent since
                                                         August 1996. From August 1995 until August 1996, Mr. Beffa served as President and Chief Operating Officer of DIMAC
                                                         Corporation ("DIMAC") and DIMAC DIRECT Inc. ("DDI"), divisions of Heritage Media Corp., and as a director of DDI. From 1989 until August 1995, Mr. Beffa had served as a Vice President of
                                                         DIMAC and as Senior Vice President and Chief Financial Officer
                                                         of DDI. Prior to joining DIMAC, Mr. Beffa was Vice President of
                                                         Administration and Controller for the International Division of
                                                         Pet Incorporated, a food and consumer products company, where previously he had been Manager of Financial Analysis. Mr Beffa currently serves as a director of AmeriComm Holdings, Inc.

David E. De Leeuw.........................          53   Director of Parent since September 1995. Mr. De Leeuw is a managing general partner of MDC Management Company III, L.P.
                                                         ("MDC Management"), which is the general partner of McCown De
                                                         Leeuw & Co. III, L.P. ("McCown") and McCown De Leeuw & Co.
                                                         (Europe) III, L.P. ("McCown Europe"), a managing general
                                                         partner of MDC Management Company IIIA, L.P. ("MDC IIIA"), which is the general partner of McCown De Leeuw & Co. III
                                                         (Asia), L.P. ("McCown Asia") and a member of Gamma Fund, LLC
                                                         ("Gamma"). Mr. De Leeuw currently serves as a director of Vans,
                                                         Inc., AmeriComm Holdings,

                                                                          PRESENT PRINCIPAL OCCUPATION
                                                                        OR EMPLOYMENT, MATERIAL POSITIONS
NAME                                            AGE                      HELD DURING THE PAST FIVE YEARS
------------------------------------------      ---      ---------------------------------------------------------------
                                                         Inc., Nimbus CD International, Inc., Aurora Foods Inc. and
                                                         American Residential Investment Trust.

David E. King.............................          38   Secretary, Treasurer and director of Parent since September
                                                         1995. Mr. King is a general partner of MDC Management, which is the general partner of McCown and McCown Europe, a general partner of MDC IIIA, which is the general partner of McCown
                                                         Asia and a member of Gamma. Mr. King has been associated with
                                                         McCown De Leeuw & Co. since 1990. He currently serves as a director of AmeriComm Holdings, Inc., International Data
                                                         Response Corporation, Fitness Holdings Inc., Sarcom, Inc. and
                                                         RSP Manufacturing Corporation.

Tyler T. Zachem...........................          32   Vice President and director of Parent since September 1995. Mr.
                                                         Zachem is a principal of MDC Management, which is the general partner of McCown and McCown Europe, and a principal of MDC
                                                         IIIA, which is the general partner of McCown Asia. Mr. Zachem has been associated with McCown De Leeuw & Co. since July 1993.
                                                         Mr. Zachem previously worked at McKinsey & Co. ("McKinsey") and
                                                         McDonald & Company. Mr. Zachem currently serves as a director of RSP Manufacturing Corporation, The Brown Schools, Inc.,
                                                         Aurora Foods Inc. and Papa Gino's, Inc.

David G. Hanna............................          33   Director of Parent since September 1995. Mr. Hanna served as
                                                         President of Account Portfolios, L.P. from November 1992 to
                                                         September 1995 and as President of Account Portfolios, Inc.
                                                         ("API") from September 1995 to September 1996. From 1989 to
                                                         November 1992, Mr. Hanna served as President of the
                                                         Governmental Division of Nationwide Credit, Inc.,
                                                         ("Nationwide"), a large accounts receivable company. David G.
                                                         Hanna is the brother of Frank J. Hanna, III. Mr. Hanna is
                                                         currently a director of The Button Gwinnett Financial Corp.

Frank J. Hanna, III.......................          35   Director of Parent since September 1995. Mr. Hanna founded
                                                         Account Portfolios, L.P. in July 1989 and served as its Chief
                                                         Executive Officer until its acquisition by Parent in September
                                                         1995. From September 1995 to September 1996, Mr. Hanna served as Chief Executive Officer of API. From February 1988 to
                                                         January 1990, Mr. Hanna served as Group Vice President of
                                                         Nationwide. Frank J. Hanna, III is the brother of David G.
                                                         Hanna. Mr. Hanna currently serves as a director of Cerulean
                                                         Companies, Inc.

Peter C. Rosvall..........................          46   Executive Vice President and director of Parent since January
                                                         1996. From June 1980 until its acquisition by Parent in January
                                                         1996, Mr. Rosvall served as President of Continental Credit
                                                         Services, Inc.

                                                                          PRESENT PRINCIPAL OCCUPATION
                                                                        OR EMPLOYMENT, MATERIAL POSITIONS
NAME                                            AGE                      HELD DURING THE PAST FIVE YEARS
------------------------------------------      ---      ---------------------------------------------------------------
Dennis G. Punches.........................          61   Director of Parent since November 1996. From May 1988 to
                                                         October 1988 and January 1990 to November 1996, Mr. Punches
                                                         served as Chairman of the Board of Directors of Payco American
                                                         Corporation ("Payco"). From October 1988 to January 1990, Mr.
                                                         Punches served as Co-Chairman of the Board of Directors of
                                                         Payco. From 1969 to January 1990, Mr. Punches served as
                                                         President and Chief Executive Officer of Payco. Mr. Punches is
                                                         currently a director of Analysis & Technology Corp. and Intrum
                                                         Justicia B.V.

Nathan W. Pearson, Jr.....................          46   Director of Parent since September, 1997. Mr. Pearson is an operating affiliate of McCown De Leeuw & Co. Mr. Pearson has been affiliated with McCown De Leeuw & Co. since 1997. Since
                                                         1996, Mr. Pearson has been Managing Director of Commonwealth
                                                         Holdings, a private investment firm. From 1988 to 1995, Mr.
                                                         Pearson was Executive Vice President and Chief Financial
                                                         Officer of Broadcasting Partners, Inc. ("BPI"), a radio
                                                         broadcasting leveraged buyout organization and since 1995, Mr.
                                                         Pearson has been a principal of investment and management at
                                                         Broadcasting Partners LLC. Prior to joining BPI, Mr. Pearson was a management consultant with McKinsey from 1982 to 1988.

Daniel J. Dolan...........................          45   Executive Vice President and Chief Financial Officer of Parent
                                                         since October 1997. From June 1974 to September 1997, Mr. Dolan
                                                         was a member of Ernst & Young LLP. For the last eleven years at
                                                         Ernst & Young LLP, Mr. Dolan was a partner, primarily serving large multi-national clients in the service and manufacturing industries.

    None of the Acquisition Designees or their associates is a director of, or holds any position with, the Company. To the best knowledge of the Company, none of the Acquisition Designees or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC").

               COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

    The Board has a standing Audit Committee, Employee Compensation and Benefit Committee, Stock Option Committee and Executive Committee. None of the directors who serve on either the Audit Committee, Employee Benefit and Compensation Committee or the Stock Option Committee is an employee of the Company or any of its subsidiaries. The Board has no nominating committee; the full Board performs such function.

    The Audit Committee reviews the preparations for and scope of the audit of the Company's annual financial statements, reviews drafts of such statements, makes recommendations as to the engagement and fees of the independent auditors and monitors the functioning of the Company's accounting and internal control systems by meeting with the representatives of management, the independent auditors and the

Company's internal auditor. The Committee has direct access to the independent auditors, the internal auditor, counsel to the Company and the Chief Financial Officers of the respective subsidiaries of the Company, and it performs such other duties relating to the maintenance of proper books of account and records of the Company and its subsidiaries and other matters as the Board may assign from time to time. The Audit Committee met twice during fiscal 1997. Messrs. Angle, Kerr, Miller and Northrop were members of the Audit Committee during all of fiscal 1997. Mr. Angle tendered his resignation from the Board, effective November 19, 1997, and Mr. Northrop passed away in September 1997. Messrs. Kerr and Miller, along with Messrs. Denton and Marshall, who were appointed to the Audit Committee on June 10, 1997, are the current members of the Audit Committee. Mr. Kerr is the Chairman of the Audit Committee.

    The Employee Compensation and Benefit Committee supervises and makes recommendations with respect to compensation levels of key employees and all benefit plans involving employees of the Company and its subsidiaries. It also approves, upon the recommendation of the President or other appropriate officer, the terms of employment of all officers of the Company (except the Chairman of the Board and the President) and recommends the terms of employment of the Chairman of the Board and the President to the Board for approval. The Employee Compensation and Benefit Committee met four times during fiscal 1997, with two of those meetings being held jointly with the Stock Option Committee. Messrs. Angle, Kerr, Miller and Northrop were members of the Employee Compensation and Benefit Committee during all of fiscal 1997. Messrs. Kerr and Miller, along with Messrs. Denton, Marshall and McCormick, who were appointed to the Employee Compensation and Benefit Committee on June 10, 1997, are the current members of the Employee Compensation and Benefit Committee. Mr. Kerr serves as Chairman of the Employee Compensation and Benefit Committee.

    The Stock Option Committee administers the Company's stock option plans, including the grant of options thereunder. The Stock Option Committee met twice during fiscal 1997, with both of these meetings being held jointly with the Employee Compensation and Benefit Committee. Messrs. Angle, Kerr, Miller and Northrop were members of the Stock Option Committee during all of fiscal 1997. Messrs. Kerr and Miller, along with Messrs. Denton, Marshall and McCormick, who were appointed to the Stock Option Committee on June 10, 1997, are the current members of such committee. Mr. Kerr serves as Chairman of the Stock Option Committee.

    The Executive Committee has all the powers of the Board in the management of the business and affairs of the Company, except as such powers are limited by Delaware General Corporation Law. The Executive Committee met once during fiscal 1997. Messrs. Cooper, Hewitt, Kerr and Northrop were members of the Executive Committee during all of fiscal 1997. Mr. Cooper serves as Chairman of the Executive Committee.

    The Board of Directors met six times in fiscal 1997. No director attended fewer than 75% of the total number of meetings of the Board of Directors and all committees thereof which he was eligible to attend.

    On the Share Purchase it is expected that all the current directors, other than two current directors, will resign from the Board.

      COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

    Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership of such securities with the SEC and to furnish the Company with copies of such reports.

    Based solely on its review of the copies of such forms furnished to the Company by such reporting persons during the fiscal year ended June 30, 1997, or on written representations that no reports were required for those persons with respect to such period, the Company believes that during the fiscal year ended June 30, 1997 all filing requirements applicable to its directors, officers and greater than ten percent beneficial owners were complied with.

                            DIRECTORS' COMPENSATION

    1997 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN. Prior to the adoption of the Company's 1997 Non-Employee Directors' Stock Option Plan (the "1997 Directors' Stock Option Plan"), which was approved by the stockholders of the company at the Annual Meeting of Stockholders held on November 19, 1997 (the "Annual Meeting"), directors of the Company who were not employees of the Company or any of its subsidiaries (each a "Non-Employee Director") were eligible to receive an annual retainer of $20,000 (the "Annual Retainer"), paid on a quarterly basis. In addition, each Non-Employee Director who was a member of the Board of Directors on June 9, 1997 (a "Non-Employee Incumbent Director") is entitled to receive a lump sum payment, payable upon retirement from the Board, equal to the discounted present value of a specified percentage of the Annual Retainer (the "Deferred Annual Retainer" discussed below).

    In addition, pursuant to the Company's the 1997 Directors' Stock Option Plan, (i) each Non-Employee Incumbent Director who elects to participate in the 1997 Directors' Stock Option Plan and (ii) all Non-Employee Directors who were, or in the future are, first elected to the Board on or after June 10, 1997, shall, in lieu of the Annual Retainer, be granted, effective on the date of each annual meeting of the stockholders of the Company, a stock option to purchase 5,000 shares of the Common Stock of the Company (the "Annual Grant"). The per share exercise price for each Annual Grant shall be $5.00 below the fair market value of a share of Common Stock on the date of grant and each grant shall vest, subject to acceleration in the event of a change in control of the Company (as defined in the plan), as to 50% of the underlying shares on the first anniversary of the date of grant and shall become fully vested on the second anniversary of the date of grant.

    Each Non-Employee Incumbent Director, until such time as he elects to participate in the 1997 Directors' Stock Option Plan, remains eligible to receive the Annual Retainer and is not entitled to any grants under the 1997 Directors' Stock Option Plan. Although the 1997 Directors' Stock Option Plan was approved at the Annual Meeting, the Board of Directors suspended the awarding of any options under the 1997 Directors' Stock Option Plan pending the outcome of the proposed transaction.

    DEFERRED ANNUAL RETAINER. Each Non-Employee Incumbent Director who has served as a director for more than five years prior to his retirement from the Board or the effective date of his election to participate in the 1997 Directors' Stock Option Plan is, and will remain, entitled to receive the Deferred Annual Retainer. The Deferred Annual Retainer is a lump sum payment, payable to each such Non-Employee Incumbent Director (or his estate) upon his retirement from the Board, equal to the discounted net present value of a specified percentage of the Annual Retainer based upon the number of years such director has served on the Board prior to his retirement from the Board or the effective date of his election to participate in the 1997 Directors' Stock Option Plan. If a Non-Employee Incumbent Director has served on the Board more than five years, but less than six years, prior to such retirement or election, such director (or his estate) shall be entitled to receive, in a lump sum payment, an amount equal to the discounted net present value of 50% of the Annual Retainer over a period of ten years. The percentage of the Annual Retainer to be paid to such a director (or his estate) shall increase for each year of service thereafter by 10% until such director has served more than ten years, at which time he (or his estate) shall, upon retirement, be entitled to receive, in a lump sum payment, an amount equal to the discounted net present value of 100% of the Annual Retainer for a period of ten years. Upon the election by a Non-Employee Incumbent Director to participate in the 1997 Directors' Stock Option Plan, such director shall thereafter no longer be eligible for the Annual Retainer (other than payment of the Annual Retainer in respect of the quarter in which such election is made) and his right to the Deferred Annual Retainer will be fixed based upon the number of years the director has served on the Board to the effective date of such election.

    On the Share Purchase, the Deferred Annual Retainer shall be paid to all eligible Non-Employee Incumbent Directors.

    BOARD FEES. In addition to the foregoing, each director of the Company who is neither an employee of the Company nor any of its subsidiaries is entitled to receive $500 for each Board and/or committee meeting attended during the fiscal year and each such non-employee director who serves as chairman of a committee of the Board is also paid a quarterly fee of $250 for each such position.

    1991 DIRECTORS' PLAN. Under the Company's 1991 Non-Employee Directors' Stock Option Plan (the "1991 Directors' Plan"), which expired on December 31, 1995, each non-employee director who served in such capacity for at least one full year automatically received an option to purchase 3,500 shares of the Company's Common Stock on November 19th of each year, until the director received options to purchase a total of 10,500 shares. Options were granted at an exercise price equal to the fair market value of a share of such Common Stock on the date of such grant. Prior to the expiration of the 1991 Directors' Plan, all eligible directors had received options to purchase 10,500 shares, the maximum permitted under that plan. The exercise price of options granted under the 1991 Directors' Plan may be paid in cash or, subject to certain restrictions, with shares of Common Stock with a fair market value equal to the exercise price on the date of exercise. Options may be exercised within the period commencing six months after the date of grant and ending on the earlier to occur of the tenth anniversary of the date of grant or the first anniversary of the director's death or disability. The expiration of the 1991 Directors' Plan does not affect rights under outstanding options which were not exercised prior thereto.

    Effective as of the date on which Acquisition is merged with and into the Company (the "Effective Time"), all stock option plans of the Company, including the 1997 and 1991 Directors' Stock Option Plans, shall terminate.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    The following Summary Compensation Table sets forth certain information regarding compensation earned in each of the last three completed fiscal years by Mr. Cooper, the Chairman of the Board and Chief Executive Officer of the Company through fiscal 1997, and by each of the four most highly compensated executive officers of the Company other than Mr. Cooper who were serving as executive officers of the Company at the end of fiscal 1997 (collectively, the "Named Executive Officers"):

                                                                                                      LONG TERM
                                                                  ANNUAL COMPENSATION               COMPENSATION
                                                     ---------------------------------------------      AWARD
NAME AND                                  FISCAL                                 OTHER ANNUAL       -------------     ALL OTHER
PRINCIPAL POSITION                         YEAR        SALARY      BONUS        COMPENSATION(1)        OPTIONS     COMPENSATION(2)
--------------------------------------  -----------  ----------  ----------  ---------------------  -------------  ----------------
Melvin L. Cooper                              1997   $  344,818  $  344,818           --                 50,000       $   44,110
  Chairman of the Board of the                1996      335,323     335,323           --                 --               55,817
  Company(3)..........................        1995      326,243     326,243           --                 --              127,494

Gordon S. Dunn                                1997      200,000     250,000           --                 --               91,300
  Chairman of TSI, a subsidiary               1996      200,000     225,000           --                 --               91,300
  of the Company......................        1995      150,000     100,000           --                 --              103,174

Nicholas P. Gill                              1997      185,000     125,000           --                 15,000            4,750
  Executive Vice President,                   1996      175,000      75,000           --                 --                6,820
  Chief Financial Officer,                    1995      166,250      50,000           --                 --                4,800
  Treasurer and
  Secretary of the Company............

William B. Hewitt                             1997      300,000     435,500           --                 62,477(4)        17,805
  President and Chief Executive               1996      296,117     337,500           --                 40,000(5)        10,994
  Officer of the Company and                  1995      296,117     249,569           --                  7,523(6)         9,793
  Chairman and Chief Executive
  Officer of CCC, IPI and
  HPSI, each a subsidiary of the
  Company(3)..........................

George M. Macaulay                            1997      300,000     450,000           --                 25,000           58,459
  President and Chief Executive               1996      300,000     400,000           --                 --               58,459
  Officer of TSI, a subsidiary of             1995      300,000     400,000           --                 --               58,459
  the Company.........................

------------------------

(1) The dollar value of perquisites and other personal benefits for each of the Named Executive Officers did not exceed, in each case, the lesser of either $50,000 or 10% of the total of annual salary and bonus for such Named Executive Officer.

(2) The amounts listed under All Other Compensation for Messrs. Cooper, Dunn, Hewitt and Macaulay for fiscal 1997 include $44,110, $46,300, $12,105, and $28,459, respectively, which represent premiums paid by the Company or a subsidiary of the Company for disability and/or life insurance policies for the benefit of the respective executive officer. The amounts listed under All Other Compensation for Messrs. Dunn, Gill, Hewitt and Macaulay for fiscal 1997 include $15,000, $4,750, $5,700 and $15,000, respectively, which represent amounts contributed by the Company or a subsidiary of the Company to defined contribution plans for the benefit of the respective executive officer. The amounts listed under All Other Compensation for Messrs. Dunn and Macaulay also include $30,000 and $15,000, respectively, accrued by a subsidiary of the Company for non-qualified retirement benefits.

(3) Mr. Hewitt succeeded Mr. Cooper as the Chief Executive Officer of the Company effective July 1, 1997.

(4) Consists of (i) 30,000 shares under option that were granted to Mr. Hewitt in September 1997 based on the consolidated financial results of the Company for fiscal 1997 and (ii) 32,477 shares under option that were granted to Mr. Hewitt in August 1996 that became exercisable upon his appointment as Chief Executive Officer of the Company in July 1997, each such grant being issued pursuant to the terms of Mr. Hewitt's employment agreement. See also "Employment Agreements and Change in Control Arrangements--Employment Agreement with Mr. Hewitt" below.

(5) Represents options granted to Mr. Hewitt in August 1996 based on the combined financial results of CCC, IPI and HPSI for fiscal 1996 and issued pursuant to the terms of Mr. Hewitt's employment agreement.

(6) Represents options granted to Mr. Hewitt in August 1995 based on the financial results of CCC for fiscal 1995 and issued pursuant to the terms of Mr. Hewitt's employment agreement.

OPTION GRANTS DURING FISCAL 1997

    The following table provides information related to options granted to the Named Executive Officers during fiscal 1997.

                                                                                                        POTENTIAL REALIZABLE
                                                               % OF TOTAL                                 VALUE AT ASSUMED
                                                                 OPTIONS                                  ANNUAL RATES OF
                                                  NUMBER OF      GRANTED                                       STOCK
                                                 SECURITIES        TO         EXERCISE                   PRICE APPRECIATION
                                                 UNDERLYING     EMPLOYEES     OR BASE                    FOR OPTION TERM(1)
                                                   OPTIONS      IN FISCAL      PRICE     EXPIRATION   ------------------------
NAME                                               GRANTED        YEAR         ($/SH)       DATE          5%          10%
-----------------------------------------------  -----------  -------------  ----------  -----------  ----------  ------------

Melvin L. Cooper...............................      50,000          16.0%   $    22.50    12/09/07   $  753,300  $  1,938,850

Gordon S. Dunn.................................      --            --            --          --           --           --

Nicholas P. Gill...............................      15,000           4.8%   $    22.50    12/09/07   $  225,990  $    581,655

William B. Hewitt(2)...........................      32,477          10.4%   $   26.375    08/26/06   $  573,576  $  1,476,242

                                                     40,000          12.8%   $  22.9375    08/26/06   $  614,380  $  1,581,260

George M. Macaulay.............................      25,000           8.0%   $    22.50    12/09/07   $  376,650  $    969,425

------------------------

(1) The values set forth in these columns represent the gain which would be realized by each Named Executive Officer assuming (i) the option granted in fiscal 1997 is exercised at the end of its term and (ii) the value of a share of the Company's Common Stock has increased annually by a rate of 5% and 10%, respectively, during the term of the option. These growth rates are prescribed by the SEC and are not intended to forecast possible future appreciation of the Company's Common Stock or to establish a present value of options. In addition, no gain to the optionees will be realized unless there is an increase in the Company's stock price, which will benefit all stockholders commensurately.

(2) The number of securities underlying options granted to Mr. Hewitt does not include 30,000 shares of Common Stock underlying an option granted to Mr. Hewitt pursuant to the terms of his employment agreement in September 1997 based on the fiscal 1997 consolidated financial results of the Company.

OPTION EXERCISES DURING FISCAL 1997 AND YEAR END OPTION/SAR VALUES

    The following table provides information related to options exercised by the Named Executive Officers during fiscal 1997 and the number and value of options and stock appreciation rights held at fiscal year-end. No stock appreciation rights were granted or exercised during fiscal 1997 and no SARs are currently outstanding.

                                                                   NUMBER OF UNEXERCISED        VALUE OF UNEXERCISED
                                                                        OPTIONS/SARS          IN-THE-MONEY OPTIONS/SARS
                                        SHARES                          AT FY-END(#)              AT FY-END ($)(1)
                                     ACQUIRED ON      VALUE      --------------------------  ---------------------------
NAME                                 EXERCISE (#)  REALIZED($)   EXERCISABLE  UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
-----------------------------------  ------------  ------------  -----------  -------------  ------------  -------------

Melvin L. Cooper...................      131,000   $  1,883,125(2)     50,000         -0-    $    187,500           -0-

Gordon S. Dunn.....................       --            --          100,000           -0-    $  1,262,500           -0-

Nicholas P. Gill...................       --            --           49,000           -0-    $    470,935           -0-

William B. Hewitt..................       --            --           42,507        37,493    $    161,331   $    57,684

George M. Macaulay.................       --            --           44,334        25,000    $    505,262   $    93,750

------------------------

(1) The values of Unexercised In-the-Money Options represent the aggregate amount of the excess of $26.25, the closing price for a share of Common Stock on June 30, 1997, over the relevant exercise prices of all "in-the-money" options.

(2) The value realized upon the exercise of such options represents the aggregate amount of the excess of the fair market value for a share of Common Stock on the date of such exercise ($25.125 per share) over the exercise price of such options ($10.75 per share).

STOCK OPTION PLANS

    As of June 30, 1997, the Company had outstanding options to purchase Common Stock under two stock option plans for the benefit of employees--the 1994 Incentive Stock Plan (the "1994 Plan") and the 1984 Stock Option Plan (the "1984 Plan"). The 1994 Plan and the 1984 Plan are interpreted and administered by the Stock Option Committee of the Board.

    So long as the Merger Agreement is in effect, no options will be granted under any of the Company's stock option plans. Effective as of the date on which Acquisition is merged with and into the Company (the "Effective Time"), all stock option plans of the Company, including the 1984 Plan and the 1994 Plan, shall terminate.

    THE 1994 PLAN. The 1994 Plan, as amended, provides that 750,000 shares is the maximum number of shares of Common Stock with respect to which awards may be granted pursuant to the plan. Shares issuable under the 1994 Plan may be either treasury shares or authorized but unissued shares. The number of shares available for issuance will be subject to adjustment to prevent dilution in the event of stock splits, stock dividends or other changes in the capitalization of the Company.

    The 1994 Plan is currently administered by a committee consisting of not less than three (3) members of the Board who are "disinterested" within the meaning of Rule 16b-3 promulgated under the Exchange Act and "outside directors" within the meaning of Section 162(m) of the Code (including persons who may be deemed outside directors by virtue of certain transitional rules adopted by the Internal Revenue Service implementing such Section). The Board has designated the Stock Option Committee (the "Committee") as administrator of the 1994 Plan. The Stock Option Committee has the authority to determine the persons to whom awards will be granted under the 1994 Plan, the type of award and, if applicable, the number of shares to be covered by any such award. During any fiscal year, no person may be granted under the 1994 Plan awards aggregating more than 150,000 shares (which number shall be subject to adjustment to prevent dilution in the event of stock splits, stock dividends or other changes in capitalization of the Company).

    TYPES OF AWARDS:

    STOCK OPTIONS. Options granted under the 1994 Plan may be "incentive stock options" within the meaning of Section 422 of the Code ("Incentive Options") or stock options which are not incentive stock options ("Non-Incentive Options" and, collectively with Incentive Options, hereinafter referred to as "Employee Options"). The Committee determines the persons to whom Employee Options will be granted, the number of shares subject to each Employee Option granted, the prices at which Employee Options may be exercised (which shall not be less than the Fair Market Value, as defined in the 1994 Plan, of shares of Common Stock on the date of grant), whether an Employee Option will be an Incentive Option or a Non-Incentive Option, the time or times and the extent to which Employee Options may be exercised and all other terms and conditions of Employee Options.

    Each Incentive Option shall terminate no later than ten years from the date of grant, except as provided below with respect to Incentive Options granted to 10% Stockholders (as hereinafter defined). No Employee Option may be granted at any time after August 24, 2004. The exercise price at which the shares may be purchased may not be less than the Fair Market Value of shares of Common Stock at the time the Employee Option is granted, except as provided below with respect to Incentive Options granted to 10% Stockholders. Employee Options granted to executive officers may not be exercised at any time prior to six months after the date of grant.

    The Code requires that the exercise price of an Incentive Option granted to a person possessing more than 10% of the total combined voting power of all shares of stock of the Company or a subsidiary of the Company ("10% Stockholder") shall in no event be less than 110% of the Fair Market Value of the shares of the Common Stock at the time the Incentive Option is granted and that the term of an Incentive Option granted to a 10% Stockholder shall not exceed five years from the date of grant.

    The exercise price of the shares to be purchased pursuant to each Employee Option shall be paid (i) in full in cash, (ii) by delivery (i.e., surrender) of shares of the Company's Common Stock owned by the optionee at the time of the exercise of the Employee Option, (iii) by directing the Company to withhold a portion of the shares which would otherwise be issuable upon exercise of the Employee Option, (iv) in installments, payable in cash, if permitted by the Committee or (v) any combination of the foregoing. The stock-for-stock payment method permits an optionee to deliver one or more shares of Common Stock of the Company in satisfaction of the exercise price of subsequent Employee Options. The optionee may use the shares obtained on each exercise to purchase a larger number of shares on the next exercise. (The foregoing assumes an appreciation in value of previously acquired shares). The result of the stock-for-stock payment method is that the optionee can generally avoid immediate tax liability with respect to any appreciation in the value of the stock utilized to exercise the Employee Option.

    LIMITED STOCK APPRECIATION RIGHTS. The Committee is authorized, in connection with any Employee Option granted under the 1994 Plan, to grant the holder of such Employee Option a limited stock appreciation right ("LSAR"), entitling the holder to receive, within 60 days following a Change in Control (as defined in the 1994 Plan) of the Company, an amount in cash equal to the difference between the exercise price of the Employee Option and the market value of the Common Stock on the effective date of the Change in Control. The LSAR may be granted in tandem with an Employee Option or subsequent to the grant of the Employee Option. The LSAR will only be exercisable to the extent the related Employee Option is exercisable and will terminate if and when the Employee Option is exercised or terminated.

    RESTRICTED AND DEFERRED STOCK. An award of restricted stock or deferred stock may be granted under the 1994 Plan. Restricted stock is subject to restrictions on transferability and other restrictions as may be imposed by the Committee at the time of grant. In the event the holder of restricted stock ceases to be employed by the Company during the applicable restrictive period, restricted stock that is at the time subject to restrictions shall be forfeited and reacquired by the Company. Except as otherwise provided by the Committee at the time of grant, a holder of restricted stock shall have all the rights of a stockholder including, without limitation, the right to vote restricted stock and the right to receive dividends thereon. An award of deferred stock is an award that provides for the issuance of stock upon expiration of a deferral period established by the Committee. Except as otherwise determined by the Committee, upon termination of employment of the recipient of the award during the applicable deferral period, all stock that is at the time subject to deferral shall be forfeited. Until such time as the stock which is the subject of the award is issued, the recipient of the award has no rights as a stockholder.

    DIVIDEND EQUIVALENT RIGHTS. A dividend equivalent right gives the recipient the right to receive cash or other property equal in value to the dividends that would be paid if the recipient held a specified number of shares of Common Stock. A dividend equivalent right may be granted as a component of another award or as a free standing award.

    BONUS SHARES AND OTHER SHARE-BASED AWARDS. The 1994 Plan authorizes the Committee to grant shares as a bonus, or to grant shares or other awards in lieu of obligations of the Company to pay cash under other plans or compensatory arrangements, upon such terms as shall be determined by the Committee. The 1994 Plan also authorizes the Committee to grant other forms of awards based upon, payable in or otherwise related in whole or in part to Common Stock of the Company, including, without limitation, convertible or exchangeable debentures or other debt securities, other rights convertible or exchangeable into shares, purchase rights for shares, awards contingent upon performance of the Company, and awards valued by reference to the book value of shares of Common Stock or awards determined by reference to the value of securities of, or the performance of, specified subsidiaries.

    PERFORMANCE-BASED AWARDS TO CERTAIN EXECUTIVE OFFICERS. The 1994 Plan permits the Committee to specify that the exercisability or settlement of awards (other than an Employee Option granted with an exercise price equal to 100% of the fair market value of a share of Common Stock at the time of grant) may be conditioned upon the achievement of objective performance goals, if the award is granted to an executive officer of the Company whose compensation, at the time of grant, is subject to the limit on deductible compensation under Section 162(m) of the Code. The 1994 Plan contemplates that the following performance goals may be selected by the Committee: (1) pre-tax income from continuing operations of either the Company or a subsidiary or business unit of the Company, (2) consolidated net income of the Company, (3) revenues of either the Company or a subsidiary or business unit of the Company, (4) annual earnings per common share or (5) annual return on common equity. The Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, awards in recognition of unusual or nonrecurring events, extraordinary items or discontinued operations affecting the Company or a subsidiary of the Company or the financial statements of the Company or a subsidiary of the Company, or in response to changes in applicable laws, regulations or accounting principles, or tax rates and regulations or business conditions to the extent permitted under
Section 162(m) of the Code. Achievement of the goals will be measured over a performance period that may extend for up to four years, as specified by the Committee. The 1994 Plan contemplates that the Committee will, prior to the performance period, establish the targets applicable to the performance goals for each performance period. The 1994 Plan permits the Committee to provide that awards will be payable upon achievement of any one of the performance goals or upon achievement of two or more goals applicable to the performance period. The 1994 Plan permits the Committee to exercise discretion to reduce the amount of any award payable upon achievement of the performance goals.

    OTHER PROVISIONS:

    PAYMENT FOR AWARDS. Awards may be issued at no cost to the recipient or for such cost as maybe required by law. Upon grant or exercise of an award, the Committee may, in its discretion, permit the payment of any exercise or purchase price or other consideration required to be delivered to the Company in connection thereto, in whole or in part, in installments. Each such installment payment arrangement will be evidenced by a promissory note, the terms and conditions of which shall be determined by the

Committee subject to the following: (a) the maximum term of any note shall be ten years from the date of the note, (b) the minimum interest rate with respect to amounts borrowed shall in no event be less than the rate required to avoid imputation of interest under the provisions of the Code and (c) unless the Committee determines otherwise, the unpaid principal amount of any note will become due and payable upon the sale of any of the shares so purchased, but in no event later than 30 days after an optionee's employment with the Company terminates.

    CHANGE IN CONTROL. Upon a Change in Control of the Company, which includes the Share Purchase, any award carrying a right to exercise that was not previously exercisable shall become fully exercisable, the restrictions, deferral limitations and forfeiture conditions applicable to any other award granted shall lapse and any performance conditions imposed with respect to awards shall be deemed to be fully achieved (except in certain circumstances involving performance goals for executive officers whose compensation exceeds $1,000,000, in which case the performance goal shall be deemed achieved to the extent of actual achievement on the date of the Change in Control).

    TRANSFERS. Awards under the 1994 Plan (other than Incentive Options) may not be transferred, pledged, mortgaged, hypothecated or otherwise encumbered other than by will or under the laws of descent and distribution, except that the Committee may permit transfers of awards for estate planning purposes if, and to the extent, such transfers do not cause a participant who is then subject to Section 16 of the Exchange Act to lose the benefit of the exemption under Rule 16b-3 for such transactions.

    AMENDMENTS AND TERMINATIONS. The Board may further amend, alter, suspend, discontinue or terminate the 1994 Plan at any time, except that any such action shall be subject to stockholder approval at the annual meeting next following such Board action if such stockholder approval is required by federal or state law or regulation or the rules of any exchange or automated quotation system on which the Common Stock may then be listed or quoted, or if the Board otherwise determines to submit such action for stockholder approval. In addition, no amendment, modification, suspension, discontinuation or termination to the 1994 Plan may materially impair the rights of any participant with respect to any award without such participant's consent. Unless terminated earlier by action of the Board, the 1994 Plan will terminate on the earlier of the Effective Time and August 24, 2004.

    TAX CONSEQUENCES OF THE 1994 PLAN

    GENERAL

    The following discussion of tax consequences of various awards under the 1994 Plan is subject to the limitations imposed by Section 162(m) of the Code on the deductibility of compensation to certain executive officers of the Company in excess of $1,000,000 in certain circumstances. See "Application of Section 162(m) of the Code" below for a more complete discussion of those limitations.

    EMPLOYEE OPTIONS. The Company believes that under present Federal tax laws the grant of an Employee Option will create no taxable income consequences for an optionee or deduction for the Company. The optionee will generally have no taxable income upon exercising an Incentive Option (except that the alternative minimum tax may apply), and the Company will receive no deduction when an Incentive Option is exercised. The optionee must recognize a specified amount of ordinary income with respect to the exercise of a Non-Incentive Option, and the Company (or its subsidiary) will generally be entitled to a deduction for the same amount. The tax treatment to an optionee of a disposition of shares acquired under the 1994 Plan depends on how long the shares have been held and on whether such shares were acquired by exercising an Incentive Option or a Non-Incentive Option. Generally, there will be no tax consequence to the Company in connection with a disposition of shares acquired under an Employee Option, except that the Company (or its subsidiary) will generally be entitled to a deduction in the case of a disposition of shares acquired under an Incentive Option before the applicable Incentive Option holding period has been satisfied.

    LSARS. The grant of an LSAR in connection with an Employee Option does not create taxable income to the holder of the Employee Option. Upon exercise of an LSAR, the holder will realize compensation income to the extent of the cash paid and the Company will generally be entitled to a deduction for such amount.

    RESTRICTED STOCK. With respect to restricted stock, the recipient will realize compensation income, in an amount equal to the fair market value of such stock less any amount paid for such stock, at the earlier of the time when the employee's rights with respect to such stock are no longer subject to a substantial risk of forfeiture and the time when such stock is transferable, unless the recipient elects to be taxed at the time of the receipt of the award (as if the restrictions did not exist). The Company will generally be entitled to a deduction under the Code at the time and equal to the amount that compensation income is realized by the recipient of the restricted stock.

    DEFERRED STOCK; BONUS STOCK. The recipient of deferred stock or bonus stock will realize compensation income in an amount equal to the fair market value of such stock as and when the same becomes payable to the recipient, less any amount paid for such stock. The Company generally will be entitled to a deduction under the Code at the time and equal to the compensation income realized by the recipient.

    DIVIDEND EQUIVALENT RIGHTS. The recipient of a dividend equivalent right will realize compensation income equal to the cash (or fair market value of the shares, if payment is made in such form) as and when the same becomes payable to the recipient, with the Company generally entitled to a simultaneous deduction equal to the amount of the compensation realized.

    APPLICATION OF SECTION 162(M) OF THE CODE

    Section 162(m) of the Code limits to $1 million per year the federal income tax deduction available to public companies for compensation paid to its chief executive officer and its four other highest paid executive officers. However,
Section 162(m) provides an exception to this limitation for certain "performance-based" compensation if various requirements are satisfied. The 1994 Plan is designed to satisfy the exception for stock options issued thereunder.

    THE 1984 PLAN. The 1984 Plan authorized the grant of stock options (both "incentive stock options" within the meaning of Section 422 of the Code and non-incentive stock options) and stock appreciation rights to employees of the Company or any of its subsidiaries, including employees who were also directors of the Company, who shared primary responsibility for the management, growth or protection of the business of the Company or any of its subsidiaries. Under the 1984 Plan, stock appreciation rights could have been granted in tandem with either type of option, and generally permitted the holder to receive Common Stock or cash (at the option of the Stock Option Committee) equal to a certain percentage (not to exceed 100%) of the excess of the fair market value of the stock subject to the related option over the exercise price of the option. The exercise price of all options granted under the 1984 Plan was equal to 100% of the fair market value of the Common Stock on the applicable date of grant. Under the 1984 Plan, in the event of a Change of Control (as defined in the 1984
Plan), which includes the Share Purchase, outstanding stock options shall, subject to certain exceptions, become immediately and fully exercisable. The 1984 Plan expired on September 17, 1994, and no options were permitted to be issued under the 1984 Plan after that date. The expiration of the 1984 Plan does not affect rights under outstanding options and stock appreciation rights which were not exercised prior thereto. As of the date hereof, there are no stock appreciation rights outstanding under the 1984 Plan.

    As noted above, pursuant to the Merger Agreement, all stock option plans of the Company shall terminate as of the Effective Time.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

    EMPLOYMENT AGREEMENT WITH MR. COOPER.

    The Company and Mr. Cooper entered into an employment agreement, dated as of January 1, 1986, which agreement was amended on September 30, 1986, amended and restated as of November 10, 1988 and was further amended as of September 13, 1990, as of September 1, 1992, as of March 15, 1995 and as of July 1, 1997. As of July 1, 1997, Mr. Cooper relinquished the title of Chief Executive Officer. The agreement expires on December 31, 1998, subject to earlier termination upon certain conditions, including without limitation a Change in Control Event (as defined in the agreement) of the Company. Under the employment agreement, Mr. Cooper is entitled to receive an annual salary of not less than $225,000, subject to adjustment for increases in the Consumer Price Index. The annual salary under the agreement is currently $349,260. He is also entitled to an annual bonus each fiscal year in which he is employed, which bonus shall not exceed 100% of the salary earned in such fiscal year, equal to 10% of the amount by which the Company's pre-tax income, as adjusted for discontinued operations and certain unusual, nonrecurring items, in such fiscal year exceeds the product of the Company's net worth at the beginning of such fiscal year times the average coupon equivalent rate during such fiscal year for thirteen-week treasury bills. Mr. Cooper is also entitled to amounts, not to exceed 10% of his salary in each year, for legal and accounting services rendered to him, and the Company is required to provide disability insurance, $1,000,000 of life insurance and $1,000,000 of travel and accident insurance on Mr. Cooper's life, payable to his designated beneficiary.

    Under the agreement, Mr. Cooper is entitled to receive upon his termination of employment a lump sum payment equal to the salary plus pro rata bonus to which he was entitled at the time of such termination for the year in which such termination occurs. Mr. Cooper is also entitled to receive upon the termination of his employment, including his voluntary retirement prior to the expiration of his employment agreement, a lump sum payment equal to the discounted present value of (i) the annual payments for his remaining life expectancy, as calculated in accordance with specified actuarial assumptions, equal to 50% of the highest aggregate annual compensation (salary plus bonus) paid to him during the last three years of his employment, plus (ii) the premiums payable on the insurance policies described above. If Mr. Cooper dies during the term of his employment agreement, his designated beneficiary shall receive the lump sum amount payable pursuant to clause (i) above, except that such payment shall be based on a period of ten years. The employment agreement further provides that if Mr. Cooper dies during the term of his employment agreement, his designated beneficiary will also be entitled to a lump sum payment equal to the discounted present value of one year's compensation. Upon the termination of Mr. Cooper's employment, the Company shall continue to include Mr. Cooper and his spouse in its medical and hospitalization plan for the life of Mr. Cooper and his spouse. Mr. Cooper will also be retained as a consultant for the remainder of his life (which consulting period, prior to the July 1997 amendment to Mr. Cooper's employment agreement, was to have continued for the ten-year period following the termination of his employment). For such consulting services, Mr. Cooper shall be paid a monthly consulting fee equal to one-half of the highest average aggregate monthly compensation (including base salary and bonus) paid to him by the Company in any 12 months during the last three years of his employment. Pursuant to the employment agreement, the Company is required to deposit into a trust at the time of Mr. Cooper's termination or retirement an amount equal to the discounted present value of the aggregate consulting fees to be paid by the Company to Mr. Cooper during such consulting period.

    On the Share Purchase, Mr. Cooper is expected to receive a lump sum payment in respect of all payments due him under his employment agreement as a result of a change of control.

    EMPLOYMENT AGREEMENT WITH MR. HEWITT. Pursuant to an employment agreement between Mr. Hewitt, the Company and CCC which became effective on July 1, 1995 and amended as of July 1, 1997, Mr. Hewitt is employed as President and Chief Executive Officer of the Company and as Chairman and Chief Executive Officer of CCC. The agreement expires on June 30, 2000, subject to earlier termination upon certain conditions, including without limitation the occurrence of certain Events (as defined in the agreement) relating to the Company (including, without limitation, a "change in control" of the Company). Under this agreement, Mr. Hewitt is currently entitled to a base salary of $300,000 per annum and is also entitled to a bonus for each fiscal year during the term of the agreement, which bonus shall include (i) a pre-tax income component (not to exceed $225,000 in any year) based on the extent to which the pre-tax income of the Company for such fiscal year exceeds the highest pre-tax income of the Company for any prior fiscal year commencing with the 1995 fiscal year (except that, for the 1996 fiscal year, the pre-tax income component was based on the extent to which the combined pre-tax income for CCC, IPI and HPSI exceeded the pre-tax income of CCC for fiscal 1995); (ii) a pre-tax margin component (not to exceed $112,500 in any year) based on the extent to which the Company's pre-tax margin for such fiscal year exceeds 9.0% (except that, for the 1996 fiscal year, the pre-tax margin component was based on the extent to which the combined pre-tax income of CCC, IPI and HPSI exceeded 9.0% of the combined revenues for CCC, IPI and HPSI for fiscal 1996); and (iii) a discretionary component (not to exceed $112,500 in any year) based on whether certain objectives established by the Board have been met. Mr. Hewitt is also entitled during the term of the agreement to amounts, not exceeding 10% of his base salary in each year, for legal, accounting and tax advisory services rendered to him, and other miscellaneous expenses, and the Company is required to provide $1,000,000 of life insurance on Mr. Hewitt's life, as well as a disability income insurance policy which provides Mr. Hewitt with a $1,000,000 benefit. Upon the termination of Mr. Hewitt's employment, the Company shall continue to include Mr. Hewitt and his spouse in its medical and hospitalization plan for the life of Mr. Hewitt and his spouse. Mr. Hewitt will also be retained as a consultant for a ten-year period following the termination of his employment. For such consulting services, Mr. Hewitt shall be paid a consulting fee equal to one-half of the highest average aggregate monthly compensation (including base salary and bonus) paid to him by the Company in any 12 months during the last three years of his employment.

    In addition, pursuant to this employment agreement, the Company granted Mr. Hewitt an option to purchase up to 40,000 shares of Common Stock based on the extent to which the combined pre-tax income of CCC, IPI and HPSI during the fiscal year ended June 30, 1996 exceeded the pre-tax income of CCC in fiscal year 1995 (see footnote 5 to Summary Compensation Table above), and an option to purchase up to 30,000 shares of Common Stock based on the extent to which the pre-tax income of the Company during the fiscal year ending June 30, 1997 exceeded the pre-tax income of the Company in fiscal year 1995 or fiscal year 1996, whichever is higher (see footnote 4 to Summary Compensation Table above). In addition, the Company has agreed to provide Mr. Hewitt with an option to purchase up to 30,000 shares of Common Stock based on the extent to which the pre-tax income of the Company during the fiscal year ending June 30, 1998 exceeds the pre-tax income of the Company in fiscal year 1995, 1996 or 1997, whichever is highest.

    Pursuant to the employment agreement, the Company also granted to Mr. Hewitt on August 27, 1996 an option to purchase 32,477 shares of Common Stock at an initial exercise price of $22.9375 (see footnote 4 to Summary Compensation Table above). Such option, which was granted under the 1994 Plan, was exercisable at that price only if there was a "change in control" of the Company prior to the time Mr. Hewitt was appointed as Chief Executive Officer of the Company. As a result of Mr. Hewitt's appointment as Chief Executive Officer, effective July 1, 1997, the exercise price of the option was adjusted to $26.375, the fair market value of the Common Stock on the effective date of such appointment.

    On the Share Purchase, Mr. Hewitt is expected to receive a lump sum payment in respect of all payments due him under his employment agreement as a result of a change of control.

    EMPLOYMENT AGREEMENT WITH MR. GILL. Pursuant to an employment agreement effective January 1, 1995 between Mr. Gill and the Company, which agreement was amended effective August 27, 1996 and further amended in February 1997 and as of July 1, 1997, Mr. Gill is employed as Executive Vice President, Chief Financial Officer, Secretary and Treasurer of the Company. The agreement expires on June 30, 2000, subject to earlier termination upon the occurrence of one or more events, including without limitation, Mr. Gill's election to treat a change in control of the Company as a material breach of the agreement.

    Under the employment agreement, Mr. Gill is currently entitled to a base salary of not less than $200,000 per annum and may also receive a discretionary bonus as determined by the Employee Compensation and Benefit Committee or the Board of Directors. The employment agreement also provides that the Company is required to provide Mr. Gill with $500,000 in disability benefits and $500,000 in life insurance benefits.

    On the Share Purchase, Mr. Gill is expected to receive a lump sum payment in respect of all payments due him under his employment agreement as a result of a change of control.

    EMPLOYMENT AGREEMENT WITH MR. DUNN. Pursuant to an employment agreement effective July 1, 1995 and amended as of November 14, 1996 between Mr. Dunn, the Company and TSI, Mr. Dunn is employed as Chairman of the Board of TSI. Under the employment agreement, Mr. Dunn is required to devote not less than 75% of his business time and efforts to his employment as Chairman of the Board of TSI. The agreement expires on June 30, 1998, subject to earlier termination upon the occurrence of one or more events, including, without limitation, Mr. Dunn's election to terminate the agreement in the event of a change in control of the Company.

    Pursuant to his employment agreement, Mr. Dunn is entitled to a base salary of $200,000 per annum. He is also entitled to a bonus during each year of the agreement based on the adjusted pre-tax earnings of TSI, which bonus shall not exceed $250,000 in any such year. If Mr. Dunn's employment is terminated for any reason during the term of the agreement, other than for cause, the amount of such bonus shall be prorated to reflect the portion of the year in which Mr. Dunn was employed. In accordance with Mr. Dunn's employment agreement, TSI deposited approximately $1,500,000 into a trust during fiscal 1996, which amount represented the deferred bonuses, and related interest, previously earned by Mr. Dunn. In accordance with the agreement, Mr. Dunn withdrew $250,000 in January 1996 and may withdraw $250,000 in each January thereafter until the entire amount deposited in the trust, including all earnings and accretions (or losses) thereon, has been paid. Upon the termination of Mr. Dunn's employment with TSI, the balance in the trust, together with any earnings or net of any losses thereon, shall be paid to Mr. Dunn (or to his designated beneficiary in the event of his death), at his option, either in a lump sum payment or in equal monthly installments over a period not to exceed 120 months. During the term of Mr. Dunn's employment agreement, the Company will also be required to contribute $30,000 per year to a non-qualified retirement plan established for him.

    Pursuant to Mr. Dunn's employment agreement, TSI is required to maintain a total of $2,000,000 face amount of life insurance on the life of Mr. Dunn. In November 1995, the Employee Compensation and Benefit Committee, with Mr. Dunn's consent, approved an amendment to Mr. Dunn's employment agreement pursuant to which, effective at such time, TSI substituted a $2,000,000 universal second-to-die life insurance policy, payable to a beneficiary designated by Mr. Dunn. The premiums for such insurance are paid by TSI. TSI has agreed to transfer to Mr. Dunn, upon termination of his employment at the end of the term of the employment agreement or earlier under certain circumstances, the $2,000,000 policy. TSI has the right to receive the return of the premiums that TSI has paid on the policy, from the proceeds of the policy when such proceeds are paid. In addition, if Mr. Dunn retires from regular employment with TSI, he shall be entitled to continued medical insurance coverage paid by TSI.

    The employment agreement also provides that, upon the termination of the agreement in accordance with its terms on June 30, 1998, or in the event Mr. Dunn voluntarily terminates his employment prior to such date, TSI may, at its option, elect to continue his employment through June 30, 2001 or such earlier date as TSI may choose in order to continue various requirements of the agreement. In the event of any such extension of the term of his employment, the only compensation to which Mr. Dunn shall be entitled is the sum of $50,000 per annum for each year of such extension period, and TSI shall not be obligated to make the $30,000 per annum contribution to the non-qualified retirement plan established for him or to maintain the life insurance policies described above. The agreement further provides that, during any such extension period, Mr. Dunn shall not be required to devote any specified amount of his business time and efforts to the business of the Company.

    On the Share Purchase, Mr. Dunn is expected to receive a lump sum payment in respect of all payments due him under his employment agreement as a result of a change of control.

    EMPLOYMENT AGREEMENT WITH MR. MACAULAY. Pursuant to an employment agreement effective July 1, 1995 and amended as of November 14, 1996 between Mr. Macaulay and TSI, Mr. Macaulay is employed as the President and Chief Executive Officer of TSI. The agreement expires on June 30, 1999, subject to earlier termination upon the occurrence of one or more events, including without limitation, Mr. Macaulay's election to treat certain events which may involve a change in control of the Company as a material breach of the agreement.

    Under the employment agreement, Mr. Macaulay is entitled to a base salary of $300,000 per annum and is also entitled to receive a bonus during each fiscal year during the term of the employment agreement, which shall not exceed $600,000 in any such fiscal year, based on the Adjusted Pre-tax Income (as defined) of TSI. During the term of Mr. Macaulay's employment agreement, TSI will be required to contribute $15,000 per annum to a non-qualified retirement plan established for him ($30,000 beginning with fiscal 1998). The employment agreement also provides that TSI will provide Mr. Macaulay with $1,000,000 in disability insurance benefits and $1,000,000 in life insurance benefits. In addition, if Mr. Macaulay retires from regular employment with TSI, he shall be entitled to continued medical insurance coverage paid by TSI.

    The employment agreement also provides that, upon the termination of the agreement in accordance with its terms on June 30, 1999, or in the event Mr. Macaulay voluntarily terminates his employment prior to such date, TSI may, at its option, elect to continue his employment through June 30, 2001 or such earlier date as TSI may choose in order to continue various requirements of the agreement. In the event of any such extension of the term of his employment, the only compensation to which Mr. Macaulay shall be entitled is the sum of $50,000 per annum for each year of such extension period, and TSI shall not be obligated to make the $30,000 per annum contribution to the non-qualified retirement plan established for him or to provide the disability and life insurance benefits described above. The agreement further provides that Mr. Macaulay shall not be required to devote any specified amount of his business time and efforts to the business of the Company during any such extension period.

    EMPLOYMENT AGREEMENTS WITH MR. HERBERT R. SILVER AND MR. BERNARD
SILVER. Pursuant to identical employment agreements, dated as of December 1, 1992 and amended as of November 11, 1996, between each of Mr. Herbert R. Silver and Mr. Bernard Silver and the Company and Allied Bond, Herbert R. Silver and Bernard Silver are employed as Co-Chairmen of Allied Bond. Each agreement expires on June 30, 1998, subject to earlier termination upon the occurrence of one or more events including, without limitation, the executive's election to treat certain events which may involve a change in control of the Company as a material breach of the agreement. Each executive may also elect to terminate his employment in the event that the Co-Chairmen and/or their nominees no longer constitute a majority of the members of the Board of Directors of Allied Bond. In such event, Allied Bond would continue to pay base salary due through the remaining term of the agreement plus the pro-rated share of any bonus due through the date of termination.

    Under these employment agreements, each executive is entitled to an initial base salary of $125,000 per annum, subject to adjustment annually for increases in the Consumer Price Index. The employment agreement provides for the payment of bonuses equal to a specified percentage of base salary paid during the fiscal year if the Adjusted Pre-tax Income (as defined therein) of Allied Bond for the fiscal year exceeds the highest Adjusted Pre-tax Income for any of the fiscal years during the period of employment under the employment agreement. The employment agreement also provides that Allied Bond is required to provide each executive with $1,000,000 in disability insurance benefits and $1,000,000 in life insurance benefits.

    EMPLOYMENT AGREEMENT WITH MR. ZUCKER. Pursuant to an employment agreement, effective July 1, 1997, Mr. Zucker is employed as President and Chief Executive Officer of Allied Bond. The agreement expires on June 30, 1999, subject to earlier termination under certain circumstances at Mr. Zucker's election including a change in control of the Company.

    Under the employment agreement, Mr. Zucker is entitled to an initial base salary of $275,000 per annum, subject to adjustment annually by an amount equal to the annual increase in the Consumer Price Index. The employment agreement provides for the payment of performance-related bonuses equal to (i) a specified percentage (up to 50%) of base salary paid during the fiscal year based upon the Operating Income (as defined therein) of Allied Bond as compared to certain prior fiscal years and (ii) up to 25% of his base salary if the operating margins (as defined) exceed certain specified targets. At the discretion of the Board of Directors of Allied Bond, Mr. Zucker may also receive a discretionary bonus of up to 25% of annual base salary, provided, however, that the sum of the performance related bonuses and the discretionary bonus for any fiscal year may not exceed 100% of annual base salary for such fiscal year. The employment agreement also requires Allied Bond to provide Mr. Zucker with disability income insurance which will provide a monthly benefit of $7,500 per month and $1,000,000 in life insurance benefits. If Mr. Zucker's employment is terminated without "cause", Mr. Zucker shall be entitled to severance equal to the greater of one year of his annual base salary and the remaining base salary that would have been paid to him from the date of termination to the expiration date of the agreement. In such event, he shall also be entitled to the pro-rated share of any bonus due for such year in which his employment is so terminated.

    CHANGE IN CONTROL ARRANGEMENTS. Each of the employment agreements with Messrs. Cooper, Hewitt, Gill, Dunn, Macaulay, H. Silver, B. Silver and Zucker contains provisions providing for payments in the event of a change in control of the Company (as described in the respective agreements). In the case of Messrs. Macaulay, H. Silver, B. Silver and Zucker, such payments are only required to be made if such change in control occurs without the approval of the Board of the Company. The agreements entered into with Messrs. Macaulay, H. Silver and B. Silver generally provide that if the employee elects to terminate his employment following a change in control, he will be entitled to receive 299% of his "base amount" (as defined under the Code) within a specified period following such termination. The agreements with Messrs. Cooper (as described below), Hewitt and Gill generally provide for payments of similar amounts upon a change in control regardless of whether such employee elects to terminate his employment with the Company. In addition, in the event of a change in control of the Company which has not been approved by the Board, Herbert R. Silver and Bernard Silver shall also be entitled to receive (i) up to an aggregate of $6.9 million, which represents amounts they would have been eligible to receive based on the financial performance of Allied Bond, as provided in the purchase agreement, as amended, pursuant to which the Company acquired substantially all of the assets of the Partnership, and (ii) certain other amounts payable to them under such agreement. Following a change in control of Allied Bond which has not been approved by the Board of Allied Bond, Mr. Zucker's agreement also provides that he may elect to terminate his employment and receive within a specified period following such termination 299% of his "base amount". Mr. Dunn's agreement specifies that, in the event of a change in control of the Company (as defined in the agreement), he will receive the lesser of $1,500,000 or 299% of his "base amount" and will be entitled to the insurance policies described above. The "base amount", as defined under the Code, is the average annual compensation paid for the five taxable years (or such shorter period during which services are performed on behalf of the Company) prior to a change in control of the Company.

    Mr. Cooper's agreement provides that if there is a change in control of the Company (as defined therein), he will receive an amount equal to the discounted present value of the sum of (i) unpaid salary and bonus to which he would have been entitled under the agreement through December 31, 1998 (assuming a 5% yearly increase in the annual salary and a bonus in each year equal to the amount of the annual salary paid during such year), (ii) the pension that would have been payable to Mr. Cooper starting in 1999 based on his life expectancy at the time of termination of his employment agreement assuming that his employment had continued with the Company until December 31, 1998, (iii) the amount that would be payable to Mr. Cooper as a consultant for the remainder of his life, (iv) 10% of Mr. Cooper's annual salary for each remaining year of the agreement for legal and accounting services to which Mr. Cooper was entitled under the agreement and
(iv) the premiums payable on (x) medical and hospitalization coverage for Mr. Cooper and his spouse based upon their life expectancies at such time and (y) the life insurance, disability, and travel and accident policies then maintained by the Company for Mr. Cooper's benefit based on his life expectancy at that time. The foregoing amounts shall be limited to the extent the aggregate payments exceed 299% of Mr. Cooper's "base amount" (as defined under the Code).

    A portion of any payments which may be made to employees upon a change in control of the Company may be deemed an "excess parachute payment" within the meaning of the Code, in which event such portion will not be a tax-deductible expense for the Company.

    On the Share Purchase, Messrs. Cooper, Hewitt, Gill and Dunn are each expected to receive a lump sum payment in respect of all payments due under their respective employment agreements as a result of the change in control.

    SHAREHOLDER RIGHTS PLAN. On February 17, 1988, the Board of Directors of the Company declared a dividend distribution of one common stock purchase right (a "Right") for each outstanding share of Common Stock. The dividend was payable to holders of record of Common Stock at the close of business on March 14, 1988 (the "Rights Record Date").

    The Rights were issued pursuant to a Rights Agreement dated as of March 14, 1988 between the Company and Registrar and Transfer Company, as Rights Agent (the "Rights Agreement"), which Rights Agreement has been amended effective as of May 23, 1990 and as of September 16, 1992. Pursuant to an agreement dated as of August 22, 1994, The First National Bank of Boston was substituted as the Rights Agent under the Rights Agreement. The Rights will not be exercisable until the Distribution Date (as defined below) and will expire at the close of business on December 31, 1998, unless earlier redeemed by the Company as described below. Each Right entitles the registered holder to purchase from the Company one-half of one share of Common Stock at an exercise price of $30 per whole share (the "Exercise Price"), subject to adjustment. The Exercise Price may be paid, at the option of the holder, in cash or shares of Common Stock having a market value at the time of exercise equal to the Exercise Price.

    Pursuant to an amendment to the Rights Agreement dated as of December 22, 1997, the definition of Acquiring Person under the Rights Agreement was amended, so long as the Merger Agreement remains in effect, to exclude Parent and Acquisition.

    Until the earlier to occur of (i) 30 days following a public announcement that a person or group of affiliated or associated persons ("Acquiring Person"), other than Parent and Acquisition (so long as the Merger Agreement is in effect) and certain Exempted Persons and Schedule 13G Filers, as defined in the Rights Agreement, have acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock, and (ii) the tenth business day following the commencement, or announcement, of a tender offer or exchange offer, the consummation of which would result in a person or group (other than Exempted Persons) beneficially owning 30% or more of such outstanding shares of Common Stock (the earlier of such dates is hereafter referred to as a "Distribution Date"), the Rights will be evidenced by Common Stock certificates and will be transferred with and only with such Common Stock certificates. The transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Common Stock certificates issued after the Rights Record Date contain a notation incorporating the Rights Agreement by reference. Under the Rights Agreement, "Exempted Persons" are defined to include American Diversified Enterprises, Inc. and its subsidiaries, affiliates and associates, and "Schedule 13G Filers" are defined as certain persons or entities who have filed and remain eligible to file a Schedule 13G under Regulations 13d-1(b) and 13d-2(b) promulgated under the Exchange Act.

    In the event that (i) the Company is the surviving corporation in a merger or other business combination with an Acquiring Person and the Company's Common Stock remains outstanding and unchanged, (ii) after the Distribution Date a person becomes the beneficial owner of 40% or more of the then outstanding shares of Common Stock except pursuant to an offer for all outstanding shares of Common Stock at a price at least equal to or greater than $30 per share cash net to seller (the "Minimum Cash Amount"), (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or
(iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), the number of shares of Common Stock to be acquired upon exercise of a Right shall be adjusted so that each holder of record of a Right, other than Rights that are beneficially owned by the Acquiring Person or certain transferees of the Acquiring Person (which will thereafter be void), will thereafter have the right to receive, upon exercise of each Right, that number of shares of Common Stock having a market value equal to two times the Exercise Price of the Right, provided, however, that such adjustment shall not be applicable if the stockholders of the Company have previously approved any such transaction in accordance with the provisions of the Company's Certificate of Incorporation. For example, if the Exercise Price were $30 and the current market price were $20, each Right not owned by an Acquiring Person (or certain transferees) following an event set forth in the preceding paragraph would entitle its holder to purchase three shares of Common Stock for $30 (payable in cash or shares of Common Stock).

    In the event there is insufficient Common Stock authorized to satisfy the exercise of all Rights outstanding, the Company may suspend the exercise of Rights for a period of 90 days to obtain stockholder approval for authorization of a sufficient number of shares of Common Stock, and if such approval is not obtained, the Rights Agreement provides for the payment in cash to each holder of record of a Right in an amount equal to two times the Exercise Price, subject to the limitations of any applicable loan or other restrictive agreements.

    In the event that, at any time after there exists an Acquiring Person and a public announcement to that effect has been made, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or in which its Common Stock is changed or exchanged, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights held by an Acquiring Person, or certain transferees of an Acquiring Person) thereafter will have the right to receive, upon exercise of each Right, that number of shares of common stock of the acquiring company having a fair market value equal to two times the Exercise Price of the Right, unless the stockholders of the Company have approved any such transaction in accordance with the provisions of the Certificate of Incorporation.

    The Exercise Price payable and the number of shares of Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on or a subdivision, combination or reclassification of the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or securities convertible into Common Stock at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding cash dividends out of earnings or retained earnings at a rate not in excess of $1.00 per annum) or of subscription rights or warrants (other than those referred to above). The Minimum Cash Amount is also subject to similar adjustment. With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. No fractional shares or Rights will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

    At any time until 30 days following the date on which a person becomes an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. After the redemption period has expired, the Company's right of redemption may be reinstated if no triggering event (as defined in the Rights Agreement) has occurred and an Acquiring Person reduces its beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company at a time when there exists no other Acquiring Person. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the holders of Rights only will be entitled to receive the $.01 per Right redemption price.

    Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

INDEMNIFICATION AGREEMENTS WITH DIRECTORS AND EXECUTIVE OFFICERS

    The Company has entered into indemnification agreements with each of its directors and executive officers. Under those agreements, the Company has agreed to indemnify such directors and executive officers against certain liabilities arising out of their service as a director or officer of the Company and/or any subsidiary of the Company. The indemnification agreements provide, as a contract right, substantially the same protection as is currently provided by the Company's Certificate of Incorporation and By-Laws and also provide a clear procedure for pursuit of a claim to indemnification. In addition, the agreements provide for the creation and funding of a trust to satisfy indemnification claims in the event of the occurrence of a Potential Change in Control (as defined in such indemnification agreements). The indemnification agreements are applicable to claims asserted after their respective effective dates arising from acts or omissions occurring before or after their effective dates.

CERTAIN TRANSACTIONS

    In December 1992, Allied Bond, a subsidiary of the Company, acquired substantially all of the assets and assumed certain liabilities of Allied Bond & Collection Agency, a Pennsylvania general partnership (the "Partnership"), for an initial purchase price of $40,300,000, which included acquisition related costs. Contingent payments not to exceed approximately $8,300,000 may be payable by the Company if the earnings of Allied Bond exceed certain levels over the five and one-half year period ending June 30, 1998. During the fiscal year ended June 30, 1997, the Company made contingent payments of approximately $227,000 to the Partnership. Herbert R. Silver, a director and executive officer of the Company, and Bernard Silver, an executive officer of the Company, were the general partners of the Partnership.

    Allied Bond leases its main facility from a partnership of which Herbert R. Silver and Bernard Silver are general partners pursuant to a lease agreement that expires in July 2002. The Company believes the terms of the lease are comparable to those that would have been obtained under arrangements with unrelated third parties. During the fiscal year ended June 30, 1997, Allied Bond paid approximately $566,000 to the partnership pursuant to such lease.